CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2019

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders and Board of Directors of IAMGOLD Corporation

The accompanying consolidated financial statements of IAMGOLD Corporation ("the Company"), their presentation and the information contained in Management's Discussion and Analysis including information determined by specialists, are the responsibility of management. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The financial information of the Company presented in Management's Discussion and Analysis is consistent with that in the consolidated financial statements.

The integrity of the consolidated financial reporting process is the responsibility of management. Management maintains systems of internal controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded, and reliable financial information is produced. Management selects accounting principles and methods that are appropriate to the Company’s circumstances, and makes certain determinations of amounts reported in which estimates or judgments are required.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting. The Board of Directors carries out this responsibility principally through its Audit Committee which consists of independent directors. The Board of Directors has also designated the Chairman of the Audit Committee as the Board’s financial expert. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting requirements. The Audit Committee satisfies itself that each party is properly discharging its responsibilities; reviews the quarterly and annual consolidated financial statements and any reports by the external auditors; and recommends the appointment of the external auditors for review by the Board of Directors and approval by the shareholders.

The external auditors audit the consolidated financial statements annually on behalf of the shareholders. The external auditors have full and free access to management and the Audit Committee.

Stephen J. J. Letwin	Carol T. Banducci
Chief Executive Officer	Chief Financial Officer
February 19, 2020	February 19, 2020

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The CEO and CFO conducted an evaluation of the design, implementation and operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2019, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 has been audited by KPMG LLP, Chartered Professional Accountants, as stated in their report located on page 44 of the consolidated financial statements.

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
IAMGOLD Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of IAMGOLD Corporation (the Company) as of December 31, 2019 and 2018, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for each of the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 19, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of indicators of impairment and reversal of impairment for property, plant and equipment As discussed in Note 13 to the consolidated financial statements, the property, plant and equipment balance as of December 31, 2019 was $2,239.6 million. The Company reviews property, plant and equipment at each reporting date to determine if there is any indication of impairment. Similarly, the Company performs an assessment at each reporting date to determine if there is an indication that previously recognized impairment losses may no longer exist or may be reduced. As at December 31, 2019, the Company identified an indicator of impairment for the Doyon cash generating unit (“CGU”) and an indicator of impairment reversal for the Essakane CGU.

We identified the evaluation of indicators of impairment and reversal of impairment for property, plant and equipment (collectively, “impairment indicators”) as a critical audit matter. Assessing the Company’s determination of whether various internal and external factors, individually and in the aggregate, result in impairment indicators involves the application of significant auditor judgment. Specifically, significant judgment is required to assess the difference between the Company’s market capitalization and the carrying value of its net assets and to determine future gold prices and mineral reserves and resources. The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s impairment indicators assessment process, including controls related to the determination of future gold prices and mineral reserves and resources and the Company’s assessment of the difference between its market capitalization and the carrying value of its net assets. We assessed the competence, capabilities and objectivity of the Company’s personnel who prepared the mineral reserves and resources estimate. We assessed the methodology used by the Company to estimate the mineral reserves and resources for consistency with industry and regulatory standards. We evaluated the Company’s estimate of mineral reserves and resources by comparing the Company’s historical estimates to actual results. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

  evaluating the estimate of future gold prices by comparing to estimates that were independently developed using publicly available third party sources; and

  providing differences between transaction price and market capitalization observed in comparable market transactions which were used to evaluate the difference between the Company’s market capitalization and the carrying value of its net assets.

Assessment of the recoverable amount of the Doyon and Essakane CGUs

As discussed in Notes 4 and 31 to the consolidated financial statements, the Company recorded an impairment loss for the Doyon CGU of $395 million and an impairment reversal for the Essakane CGU of $122 million during the year ended December 31, 2019. An indicator of impairment was identified for the Doyon CGU as a result of the preparation of an updated life of mine plan in December 2019 which incorporated modified mining methods, operational practices and revised productivity assumptions. An indicator of impairment reversal was identified for the Essakane CGU as a result of the increase in the future gold price estimates. The Company estimated the recoverable amounts of the Doyon and Essakane CGUs based on their fair value less cost of disposal. The Company used a discounted cash flow model derived from the most recent life of mine plans updated with relevant macro-economic assumptions at December 31, 2019 plus the estimated fair value of identified mineral resources not included in the life of mine plans to calculate fair value.

We identified the assessment of the recoverable amount of the Doyon and Essakane CGUs as a critical audit matter. A high degree of auditor judgment was required to evaluate the estimated future cash flows used to estimate the recoverable amounts of the Doyon and Essakane CGUs as minor changes in the key assumptions of future gold prices, foreign exchange rates, discount rate and fair value per ounce of identified mineral resources not included in the life of mine plans had a significant effect on the Company’s estimate of the recoverable amount of the CGUs. In addition, auditor judgment was required to assess the mineral reserves and resources which form the basis of the life of mine plans.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s impairment assessment process, including controls related to the determination of each of the key assumptions in the discounted cash flow models and the estimated mineral reserves and resources. We compared the future costs in the discounted cash flow models to technical reports and to actual historical costs incurred. We assessed the methodology used by the Company to estimate the mineral reserves and resources for consistency with industry and regulatory standards. We evaluated the Company’s estimate of mineral reserves and resources by comparing the Company’s historical estimates to actual results. We assessed the competence, capabilities and objectivity of the Company’s personnel and third party engineers who prepared the life of mine plans and mineral reserve and resource estimates. We involved valuation professionals with specialized skills and knowledge, who assisted in:

  evaluating the future gold prices, foreign exchange rates and discount rate assumptions, by comparing to estimates that were independently developed using publicly available third party sources and data for comparable entities; and

  assessing the fair value per ounce of identified mineral resources not included in the life of mine plans, by comparing the assumptions to the implied value per ounce from comparable market transactions and the implied value per ounce of the mineral reserves and resources in the discounted cash flow models.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 1998.

Toronto, Canada
February 19, 2020

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
IAMGOLD Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited IAMGOLD Corporation’s (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 19, 2020 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting in Form 40-F for the fiscal year ended December 31, 2019. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 19, 2020

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

CONSOLIDATED BALANCE SHEETS

		December 31,	December 31,
(In millions of U.S. dollars)	Notes	2019	2018
Assets
Current assets
Cash and cash equivalents	6	$830.6	$615.1
Short-term investments	7	6.1	119.0
Receivables and other current assets	9	72.2	78.1
Inventories	10	308.5	274.7
Assets classified as held for sale	12	45.6	—
		1,263.0	1,086.9
Non-current assets
Investments in associates and incorporated joint ventures	11	10.0	76.8
Property, plant and equipment	13	2,239.6	2,436.1
Exploration and evaluation assets	14	42.2	47.3
Restricted cash	8	28.1	23.9
Inventories	10	223.2	202.9
Other assets	15	56.0	87.1
		2,599.1	2,874.1
		$3,862.1	$3,961.0
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$211.9	$196.0
Income taxes payable		12.8	15.4
Current portion of provisions	16	4.8	9.0
Current portion of lease liabilities	17	13.4	2.2
Current portion of long-term debt	20	4.6	—
Other liabilities	18	—	4.6
Liabilities classified as held for sale	12	18.5	—
		266.0	227.2
Non-current liabilities
Deferred income tax liabilities	19	180.6	188.2
Provisions	16	374.6	341.4
Lease liabilities	17	45.4	7.1
Long-term debt	20	403.9	398.5
Deferred revenue	21	170.5	—
Other liabilities	18	2.3	6.0
		1,177.3	941.2
		1,443.3	1,168.4
Equity
Equity attributable to IAMGOLD Corporation shareholders
Common shares	25	2,686.8	2,680.1
Contributed surplus		54.0	48.2
(Accumulated deficit) / retained earnings		(350.2)	63.1
Accumulated other comprehensive loss		(44.5)	(58.8)
		2,346.1	2,732.6
Non-controlling interests		72.7	60.0
		2,418.8	2,792.6
Contingencies and commitments	16 (b), 37
		$3,862.1	$3,961.0

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board of Directors,

Donald K. Charter, Chairman	Stephen J. J. Letwin, Director

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

		Years ended December 31,
(In millions of U.S. dollars, except per share amounts)	Notes	2019	2018
Continuing Operations
Revenues		$1,065.3	$1,111.0
Cost of sales	29	995.7	974.1
Gross profit		69.6	136.9
General and administrative expenses	30	(42.0)	(42.1)
Exploration expenses		(34.5)	(39.2)
Impairment charges, net of reversal	31	(287.8)	—
Other expenses	32	(43.4)	(21.5)
Earnings (loss) from operations		(338.1)	34.1
Share of net loss from investments in associate, net of income taxes	11	(1.4)	(1.5)
Finance costs	33	(14.4)	(8.8)
Foreign exchange loss		(3.5)	(13.6)
Interest income, derivatives and other investment gains (losses)	34	29.1	4.9
Earnings (loss) before income taxes		(328.3)	15.1
Income taxes	19	(30.4)	(38.0)
Net loss from continuing operations		(358.7)	(22.9)
Net earnings (loss) from discontinued operations	12	(39.3)	3.2
Net loss		$(398.0)	$(19.7)
Net loss from continuing operations attributable to
Equity holders of IAMGOLD Corporation		$(373.3)	$(31.4)
Non-controlling interests		14.6	8.5
Net loss from continuing operations		$(358.7)	$(22.9)
Net loss attributable to
Equity holders of IAMGOLD Corporation		$(412.6)	$(28.2)
Non-controlling interests		14.6	8.5
Net loss		$(398.0)	$(19.7)

Attributable to equity holders of IAMGOLD Corporation

Weighted average number of common shares outstanding (in millions) - Basic and diluted	27	468.0	466.5

Basic and diluted loss per share from continuing operations ($ per share)	27	$(0.80)	$(0.07)

Basic and diluted earnings (loss) per share from discontinued operations ($ per share)	27	$(0.08)	$0.01

Basic and diluted loss per share ($ per share)	27	$(0.88)	$(0.06)

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2019	2018
Net loss		$(398.0)	$(19.7)
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified to the statements of earnings
Movement in marketable securities fair value reserve
Net unrealized change in fair value of marketable securities		0.5	(10.8)
Net realized change in fair value of marketable securities	22 (b)	(0.5)	(0.4)
Tax impact		0.1	1.8
		0.1	(9.4)
Items that may be reclassified to the statements of earnings
Movement in cash flow hedge fair value reserve
Effective portion of changes in fair value of cash flow hedges	22 (c)	5.3	(1.1)
Time value of options contracts excluded from hedge relationship	22 (c)	9.2	(15.8)
Net change in fair value of cash flow hedges reclassified to the statements of earnings	22 (c)	(1.4)	(10.9)
Tax impact		(0.5)	1.2
		12.6	(26.6)
Currency translation adjustment	11	1.4	(1.2)
Total other comprehensive income (loss)		14.1	(37.2)
Comprehensive income (loss)		$(383.9)	$(56.9)

Comprehensive income (loss) attributable to:
Equity holders of IAMGOLD Corporation		$(398.5)	$(65.4)
Non-controlling interests		14.6	8.5
Comprehensive income (loss)		$(383.9)	$(56.9)
Comprehensive income (loss) arises from:
Continuing operations		$(344.6)	$(60.1)
Discontinued operations		(39.3)	3.2
Comprehensive income (loss)		$(383.9)	$(56.9)

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2019	2018
Common shares
Balance, beginning of the year		$2,680.1	$2,677.8
Issuance of common shares	25	3.8	—
Issuance of common shares for share-based compensation		2.9	2.3
Balance, end of the year		2,686.8	2,680.1
Contributed surplus
Balance, beginning of the year		48.2	43.0
Issuance of common shares for share-based compensation		(2.9)	(2.3)
Share-based compensation	28	9.2	8.4
Other		(0.5)	(0.9)
Balance, end of the year		54.0	48.2
Retained earnings
Balance, beginning of the year		63.1	91.3
IFRS 16 transition adjustment	3	(0.5)	—
Adjusted balance, beginning of the year		62.6	91.3
Net loss attributable to equity holders of IAMGOLD Corporation		(412.6)	(28.2)
Other		(0.2)	—
Balance, end of the year		(350.2)	63.1
Accumulated other comprehensive loss
Marketable securities fair value reserve
Balance, beginning of the year		(32.0)	(22.6)
Net change in fair value of marketable securities, net of income taxes		0.1	(9.4)
Balance, end of the year		(31.9)	(32.0)
Cash flow hedge fair value reserve
Balance, beginning of the year		(22.3)	5.4
Net change in fair value of cash flow hedges recognized in property, plant and equipment	22 (c)	0.2	(1.1)
Net change in fair value of cash flow hedges recognized in other comprehensive income, net of income taxes		12.6	(26.6)
Balance, end of the year		(9.5)	(22.3)
Currency translation adjustment
Balance, beginning of the year		(4.5)	(3.3)
Change for the year	11	1.4	(1.2)
Balance, end of the year		(3.1)	(4.5)
Total accumulated other comprehensive loss		(44.5)	(58.8)
Equity attributable to equity holders of IAMGOLD Corporation		2,346.1	2,732.6
Non-controlling interests
Balance, beginning of the year		60.0	55.2
Net earnings attributable to non-controlling interests		14.6	8.5
Dividends to non-controlling interests		(1.9)	(3.7)
Balance, end of the year		72.7	60.0
		$2,418.8	$2,792.6

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2019	2018
Operating activities
Net loss		$(398.0)	$(19.7)
Net loss from closed mines		27.4	7.4
Net loss related to open mines		(370.6)	(12.3)
Adjustments for:
Finance costs		13.4	7.7
Depreciation expense	29, 30	276.6	266.2
Impairment charges, net of reversal	31	287.8	—
Impairment of investment in Sadiola	12	9.4	—
Derivative gain	22	(18.6)	(1.8)
Income taxes	19	30.4	38.0
Interest income	34	(12.6)	(13.3)
Share of net loss (earnings) from investments in associates and incorporated
joint ventures, net of income taxes	11	26.1	(11.6)
Other non-cash items	36 (a)	3.4	46.1
Adjustments for cash items:
Proceeds from gold prepayment	21	169.8	—
Dividends from related parties	11	2.1	2.1
Settlement of derivatives		1.5	10.9
Disbursements related to asset retirement obligations	16 (a)	(0.3)	(1.1)
Other		(0.7)	—
Movements in non-cash working capital items and non-current ore stockpiles	36 (b)	(4.5)	(97.6)
Cash from operating activities, before income taxes paid		413.2	233.3
Income taxes paid	19	(47.9)	(38.9)
Net cash from operating activities related to open mines		365.3	194.4
Net cash used in operating activities related to closed mines	36 (c)	(2.3)	(3.3)
Net cash from operating activities		363.0	191.1
Investing activities related to open mines
Capital expenditures for property, plant and equipment		(248.1)	(257.2)
Capitalized borrowing costs	33	(23.0)	(28.1)
Disposal of short-term investments (net)		112.3	4.8
Capital expenditures for exploration and evaluation assets		(3.3)	(42.5)
Net proceeds from sale of a 30% interest in the Côté Gold Project		—	92.1
Interest received		12.5	12.6
Acquisition of Saramacca exploration and evaluation assets		—	(8.2)
Increase (decrease) in restricted cash		(3.5)	1.1
Purchase of additional common shares of associate	11	(5.0)	—
Other investing activities	36 (d)	8.3	0.5
Net cash used in investing activities related to open mines		(149.8)	(224.9)
Net cash used in investing activities related to closed mines		—	—
Net cash used in investing activities		(149.8)	(224.9)
Financing activities related to open mines
Interest paid	33	(7.5)	(0.7)
Payment of lease obligations	17	(6.8)	(1.2)
Dividends paid to non-controlling interests		(1.9)	(3.7)
Proceeds from Equipment Loan	20 (b)	23.3	—
Repayment of Equipment Loan		(2.3)	—
Other financing activities		(3.1)	(3.7)
Net cash from (used in) financing activities related to open mines		1.7	(9.3)
Net cash used in financing activities related to closed mines		(0.9)	(1.2)
Net cash from (used in) financing activities		0.8	(10.5)
Effects of exchange rate fluctuation on cash and cash equivalents		1.5	(4.7)
Increase (decrease) in cash and cash equivalents		215.5	(49.0)
Cash and cash equivalents, beginning of the year		615.1	664.1
Cash and cash equivalents, end of the year		$830.6	$615.1

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 and 2018
(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated)

1.	CORPORATE INFORMATION

IAMGOLD Corporation ("IAMGOLD" or "the Company") is a corporation governed by the Canada Business Corporations Act and domiciled in Canada whose shares are publicly traded. The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada, M5H 2Y4.

The principal activities of the Company are the exploration, development and operation of gold mining properties.

2.	BASIS OF PREPARATION

	(a)	Statement of compliance

These consolidated financial statements of IAMGOLD and all of its subsidiaries, joint ventures and associates as at and for the years ended December 31, 2019 and 2018, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These consolidated financial statements were prepared on a going concern basis. The significant accounting policies applied in these consolidated financial statements are presented in note 4 and have been consistently applied in each of the years presented, except for the new accounting standards presented in note 3.

These consolidated financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on February 19, 2020.

	(b)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in note 23.

	(c)	Basis of consolidation

Subsidiaries, divisions and investments in joint ventures related to significant properties of the Company are accounted for as outlined below.

Name	Property	December 31,	December 31,	Type of	Accounting
	(Location)	2019	2018	Arrangement	Method
Essakane S.A.	Essakane mine (Burkina Faso)	90%	90%	Subsidiary	Consolidation

Rosebel Gold Mines N.V. [1]	Rosebel mine (Suriname)	95%	95%	Subsidiary	Consolidation

Doyon division including the Westwood mine	Doyon division (Canada)	100%	100%	Division	Consolidation

Côté Gold division [2]	Côté Gold Project (Canada)	70%	70%	Division	Proportionate share

Euro Ressources S.A.	France	90%	90%	Subsidiary	Consolidation

Société d'Exploitation des Mines d'Or de Sadiola S.A.[3]	Sadiola mine (Mali)	41%	41%	Incorporated joint venture	Equity accounting

Merrex Gold Inc.	Diakha-Siribaya Gold Project (Mali)	100%	100%	Subsidiary	Consolidation

1

As per the Mineral Agreement, as amended, Rosebel has an obligation to establish an unincorporated joint venture ("UJV") with the Republic of Suriname, whereby Rosebel would hold a 70% participating interest and the Republic of Suriname would acquire the remaining 30% participating interest on a fully paid basis. Upon the establishment of the UJV, Rosebel shall contribute the Saramacca property to the UJV.

2	The Company holds an undivided interest in the assets, liabilities, revenues and expenses of the Côté Gold division through an unincorporated joint venture.
3	As at December 31, 2019, the equity investment in Sadiola met the criteria to be classified as held for sale and discontinued operations.

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

(i)	Subsidiaries

Subsidiaries are entities over which the Company has the ability to exercise control. Control of an entity is defined to exist when the Company is exposed to variable returns from involvement with the entity and has the ability to affect those returns through power over the entity. Specifically, the Company controls an entity if the Company has all of the following: power over the entity (i.e. existing rights that give the Company the current ability to direct the relevant activities of the entity); exposure, or rights, to variable returns from involvement with the entity; and the ability to use power over the entity to affect its returns. Subsidiaries are consolidated from the acquisition date, which is the date on which the Company obtains control of the acquired entity. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes a non-controlling interest. All intercompany balances, transactions, income, expenses and profits or losses have been eliminated on consolidation.

(ii)	Associates

An associate is an entity over which the Company has significant influence but neither control nor joint control. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20% of voting rights but has the power to be actively involved and influence in policy decisions affecting the entity. The Company's share of net assets and net income or loss of associates is accounted for in the consolidated financial statements using the equity method. The Company has concluded that it has significant influence over its investment in INV Metals Inc. ("INV Metals") through the level of ownership of voting rights (refer to note 11). The Company has assessed additional facts and circumstances, including voting rights and board appointments, and concluded that it does not control INV Metals.

Share of net losses from the associate is recognized in the consolidated financial statements until the carrying amount of the interest in the associate is reduced to nil. Thereafter, losses are recognized only to the extent that the Company has an obligation to fund the associate’s operations or has made payments on behalf of the associate.

(iii)	Joint arrangements

Joint arrangements are those arrangements over which the Company has joint control established by contractual agreement and requiring unanimous consent of the joint venture parties for financial and operating decisions. The Company’s significant joint arrangements consist of joint ventures, which are structured through separate legal entities. The financial results of joint ventures are accounted for using the equity method from the date that joint control commences until the date that joint control ceases or investment is classified as held for sale, and are prepared for the same reporting period as the Company, using consistent accounting policies. There are no significant judgments and assumptions made in determining the existence of joint control of Société d’Exploitation des Mines d’Or de Sadiola S.A.

Share of net losses from joint ventures are recognized in the consolidated financial statements until the carrying amount of the interest in the joint venture is reduced to nil. Thereafter, losses are recognized only to the extent that the Company has an obligation to fund the joint venture’s operations or has made payments on behalf of the joint venture. Dividends received from the Company's joint ventures are presented in the Company's Consolidated statements of cash flows as operating activities.

(iv)	Unincorporated arrangements

The Company participates in an unincorporated arrangement and has rights to its share of the undivided assets, liabilities, revenues and expenses of the property, subject to the arrangement, rather than a right to a net return, and does not share joint control. All such amounts are measured in accordance with the terms of the arrangement, which is usually in proportion to the Company’s interest in the assets, liabilities, revenues and expenses of the property. These amounts are recorded in the Company’s consolidated financial statements on the appropriate lines.

(d)	Functional and presentation currency

The functional currency of the Company’s subsidiaries and joint ventures is the U.S. dollar. The functional currency of the associate (INV Metals) is the Canadian dollar. The presentation currency of the Company's consolidated financial statements is the U.S. dollar.

For the associate, assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates. Foreign exchange gains or losses on translation are included in other comprehensive income ("OCI"). The cumulative amount of the exchange differences is presented as a separate component of equity until disposal of the foreign operation.

Transactions denominated in foreign currencies are translated into the entity's functional currency as follows:
Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date;
Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;
Deferred tax assets and liabilities are translated at the exchange rate in effect at the balance sheet date with translation gains and losses recorded in income tax expense; and

Revenues and expenses are translated at the average exchange rates throughout the reporting period, except depreciation, which is translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation.

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

Exchange gains or losses on translation of transactions are included in the Consolidated statements of earnings. When a gain or loss on certain non-monetary items, such as financial assets at fair value through other comprehensive income, is recognized in OCI, the translation differences are also recognized in OCI.

3.	ADOPTION OF NEW ACCOUNTING STANDARDS

These consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2018, except for the following new accounting standards and amendments to standards and interpretations, which were effective January 1, 2019, and were applied in preparing the consolidated financial statements for the year ended December 31, 2019. These are summarized as follows:

IFRS 16 - Leases

(a) Overview

In January 2016, the International Accounting Standards Board ("IASB") issued IFRS 16 - Leases ("IFRS 16"). The objective of IFRS 16 is to recognize substantially all leases on balance sheet for lessees. IFRS 16 requires lessees to recognize a right- of-use ("ROU") asset and a lease liability calculated using a prescribed methodology, except for short-term leases and leases with low-value underlying assets. In addition, the nature and timing of expenses related to leases has changed, as IFRS 16 replaces the straight-line operating leases expense with the depreciation expense for the ROU assets and interest expense on the lease liabilities.

Effective January 1, 2019, the Company adopted IFRS 16. The impact of the transition is shown below. The Company’s accounting policy under IFRS 16 is as follows:

At inception of a contract, the Company assesses whether a contract is, or contains, a lease by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. A ROU asset and lease liability is recognized at the lease commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received.

The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, including periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. If the rate cannot be readily determined, the Company’s incremental rate of borrowing is used. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently measured at amortized cost using the effective interest method whereby the balance is increased by interest expense and decreased by lease payments. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

The Company presents ROU assets within Property, plant and equipment.

Short-term leases and leases of low-value assets

The Company has elected not to recognize ROU assets and lease liabilities for leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(b) Impact of Transition to IFRS 16

Effective January 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for 2018 has not been restated. Instead, the cumulative effect of the initial application is recognized in retained earnings as at January 1, 2019.

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases and applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 - Leases and IFRIC 4 - Determining Whether an Arrangement Contains a Lease were not reassessed to determine if a lease existed. The Company applied the definition of a lease under IFRS 16 to contracts entered into or changed on or after January 1, 2019.

The Company elected to apply the practical expedient to account for leases for which the lease terms end within 12 months of the date of initial application as short-term leases. The Company elected to not recognize ROU assets and lease liabilities for leases that have a lease term of 12 months or less or for leases of low-value assets.

For leases that were classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments discounted at the incremental borrowing rate as at January 1, 2019. ROU assets were measured at their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the incremental borrowing rate as at January 1, 2019. The weighted average rate applied is 7.31% .

For leases that were classified as finance leases under IAS 17, the carrying amount of the ROU assets and the lease liabilities as at January 1, 2019 were determined as the carrying amount of the lease assets and lease liabilities under IAS 17 immediately before that date.

On transition to IFRS 16, the Company recognized an additional $8.5 million of ROU assets and $9.0 million of lease liabilities, with the difference recognized in retained earnings. The Company’s portfolio of leases primarily consists of office space and equipment.

The following table reconciles the Company’s operating lease obligations as at December 31, 2018, as previously disclosed in the Company’s consolidated financial statements, to the lease obligation recognized on initial application of IFRS 16 at January 1, 2019:

Operating lease commitments as at December 31, 2018	$16.3
Discounted using the incremental borrowing rate at January 1, 2019	14.1
Finance lease liabilities recognized as at December 31, 2018	9.3
Exclusion of non-lease components	(7.1)
Recognition exemption for short-term and low-value leases	(0.2)
Extension options reasonably certain to be exercised	2.2
Lease obligations recognized at January 1, 2019	$18.3

IFRIC 23 - Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments. This interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Company adopted IFRIC 23 effective January 1, 2019, with no adjustment to its consolidated financial statements.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently by the Company, for its subsidiaries, joint arrangements and associate in all periods presented in these consolidated financial statements.

	(a)	Financial instruments

The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, canceled or expired. Certain financial instruments are recorded at fair value in the Consolidated balance sheets. Refer to note 23 on fair value measurements.

		(i)	Non-derivative financial instruments

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

Financial assets at fair value through profit or loss

Cash and cash equivalents, restricted cash, short-term investments, bond fund investments and warrants are classified as financial assets at fair value through profit or loss and are measured at fair value. Cash equivalents are short-term investments with initial maturities of three months or less. Short-term investments have initial maturities of more than three months and less than 12 months. The unrealized gains or losses related to changes in fair value are reported in Interest income and derivatives and other investment gains (losses) in the Consolidated statements of earnings.

Amortized cost

Trade and other receivables and fixed rate investments are classified as and measured at amortized cost using the effective interest rate method, less impairment losses, if any.

Financial assets at fair value through other comprehensive income

The Company’s investments in equity marketable securities are designated as financial assets at fair value through other comprehensive income and are recorded at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Subsequent changes in fair value are recognized in other comprehensive income.

Non-derivative financial liabilities

Accounts payable, accrued liabilities, senior notes, equipment loan, and borrowings under the credit facility are accounted for at amortized cost, using the effective interest rate method. The amortization of senior notes issue costs and equipment loan transaction costs is calculated using the effective interest rate method, and the amortization of credit facility issue costs is calculated on a straight-line basis over the term of the credit facility.

(ii)	Non-hedge derivatives

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations of other currencies compared to the U.S. dollar, and fluctuations in commodity prices such as for oil and fuel. All derivative financial instruments not designated in a hedge relationship that qualifies for hedge accounting are classified as financial instruments at fair value through profit or loss. Derivative financial instruments at fair value through profit or loss, including embedded derivatives, requiring separation from its host contact, are recorded in the Consolidated balance sheets at fair value.

Changes in the estimated fair value of non-hedge derivatives at each reporting date are included in the Consolidated statements of earnings as non-hedge derivative gain or loss.

Embedded derivatives in financial liabilities measured at amortized cost are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.

(iii)	Hedge derivatives

The Company uses derivative financial instruments to hedge its exposure to exchange rate fluctuations on foreign currency denominated revenues, operating expenses and purchases of non-financial assets and its exposure to price fluctuations of consumable purchases.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in fair value is recognized in other comprehensive income, net of tax. For hedged items other than the purchase of non-financial assets, the amounts accumulated in other comprehensive income are reclassified to the Consolidated statements of earnings when the underlying hedged transaction, identified at contract inception, affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the amounts accumulated in equity are removed and added to the carrying amount of the non-financial asset.

Any ineffective portion of a hedge relationship is recognized immediately in the Consolidated statements of earnings. The Company has elected to exclude the time value component of options and the forward element of forward contracts from the hedging relationships, with changes in these amounts recorded in other comprehensive income and treated as a cost of hedging. For hedged items other than the purchase of non-financial assets, the cost of hedging amounts is reclassified to the Consolidated statements of earnings when the underlying hedged transaction affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the cost of hedging is added to the carrying amount of the non-financial asset.

When derivative contracts designated as cash flow hedges are terminated, expired, sold or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in other comprehensive income up until the time the contracts do not qualify for hedge accounting remain in other comprehensive income. Amounts recognized in other comprehensive income are recognized in the Consolidated statements of earnings in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period incurred in the Consolidated statements of earnings.

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the Consolidated statements of earnings immediately.

(b)	Inventories

Finished goods and ore stockpiles are measured at the lower of weighted average production cost and net realizable value. Mine supplies are measured at the lower of average purchase cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a saleable form plus variable selling expenses.

Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing. Production overheads are allocated to inventory based on the normal capacity of production facilities.

The cost of ore stockpiles is increased based on the related current cost of production for the period, and decreases in stockpiles are charged to cost of sales using the weighted average cost per ounce. Stockpiles are segregated between current and non-current inventories in the Consolidated balance sheets based on the period of planned usage.

The cost of inventory is reduced to net realizable value to reflect changes in grades, quantity or other economic factors and to reflect current intentions for the use of redundant or slow-moving items. Provisions for redundant and slow-moving items are made by reference to specific items of inventory. The Company reverses write-downs when there is a subsequent increase in net realizable value and where the inventory is still on hand.

Spare parts, stand-by and servicing equipment held are generally classified as inventories. Major capital spare parts and stand-by equipment (insurance spares) are classified as a component of property, plant and equipment.

(c)	Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment charges.

The initial cost of an asset comprises its purchase or construction cost, any costs directly attributable to bringing the asset to a working condition for its intended use, the initial estimate of the asset retirement obligation, and for qualifying assets, borrowing costs.

The purchase price or the construction cost is the aggregate cash paid and the fair value of any other consideration given to acquire the asset.

Gains or losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the Consolidated statements of earnings in other expenses.

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is de-recognized. Costs of the day-to-day servicing of property, plant and equipment are recognized in the Consolidated statements of earnings as incurred.

Property, plant and equipment presented in the Consolidated balance sheets represents the capitalized expenditures related to: construction in progress; mining properties, stripping costs; and plant and equipment, including corporate assets.

(i) Construction in progress

Upon determination of technical feasibility and commercial viability of extracting a mineral resource, the related exploration and evaluation assets (refer to note 4(e) below) are transferred to construction in progress costs. These amounts plus all subsequent mine development costs are capitalized. Costs are not depreciated until the project is ready for use as intended by management.

Mine construction costs include expenditures to develop new ore bodies, define further mineralization in existing ore bodies, and construct, install and complete infrastructure facilities.

Borrowing costs are capitalized and allocated specifically to qualifying assets when funds have been borrowed, either to specifically finance a project or for general borrowings during the period of construction.

Qualifying assets are defined as assets that require more than six months to be brought to the location and condition intended by management. Capitalization of borrowing costs ceases when such assets are ready for their intended use.

The date of transition from construction to production accounting is based on both qualitative and quantitative criteria such as substantial physical project completion, sustained level of mining, sustained level of processing activity, and passage of a reasonable period of time. Upon completion of mine construction activities (based on the determination of the commencement of production), costs are removed from construction in progress assets and classified into the appropriate categories of property, plant and equipment and supplies inventories.

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

(ii)	Mining properties

Capitalized costs for evaluation on or adjacent to sites where the Company has mineral deposits, are classified as mining properties within property, plant and equipment.

(iii)	Stripping costs

Costs associated with stripping activities in an open pit mine are expensed within cost of sales unless the stripping activity can be shown to improve access to further quantities of ore that will be mined in future periods, in which case, the stripping costs are capitalized to mining properties within property, plant and equipment. Furthermore, stripping costs are capitalized to inventory to the extent that the benefits of the stripping activity relate to gold production inventories or ore stockpiles.

(iv)	Plant and equipment

Plant and equipment located at corporate locations includes the following categories of assets: furniture and equipment, computer equipment, software, scientific instruments and equipment, vehicles and leasehold improvements and at the mine site includes land and buildings, plant equipment, capital spares, and other equipment.

(d)	Depreciation

Effective from the point an asset is available for its intended use, property, plant and equipment are depreciated using either the straight-line or units-of-production methods over the shorter of the estimated economic life of the asset or the mining operation. Depreciation is determined based on the method which best represents the use of the assets.

The reserve and resource estimates for each mining operation are the prime determinants of the life of a mine. In general, when the useful life of property, plant and equipment is akin to the life of the mining operation and the ore body's mineralization is reasonably well defined, the asset is depreciated on a units-of-production basis over its proven and probable mineral reserves. Non-reserve material may be included in depreciation calculations in limited circumstances where there is a high degree of confidence in its economic extraction. The Company evaluates the estimate of mineral reserves and resources at least on an annual basis and adjusts the units-of-production method calculation prospectively. In 2019 and 2018, the Company has not incorporated any non-reserve material in its depreciation calculations on a units-of-production basis. When property, plant and equipment are depreciated on a straight-line basis, the useful life of the mining operation is determined based on the most recent life of mine ("LOM") plan. LOM plans are typically developed annually and are based on management’s current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditures of a mine site.

Estimated useful lives normally vary from three to fifteen years for items of plant and equipment to a maximum of twenty years for buildings.

Amounts related to expected economic conversions of resources to reserves recorded in an asset acquisition or business combination are not depreciated until resources are converted into reserves. Amounts related to capitalized costs of exploration and evaluation assets and construction in progress are not depreciated as the assets are not available for use. Capitalized stripping costs are depreciated over the reserves that directly benefit from the specific stripping activity using the units-of-production method.

Capitalized borrowing costs are depreciated over the useful life of the related asset.

Residual values, useful lives and depreciation methods are reviewed at least annually and adjusted if appropriate. The impact of changes to the estimated useful lives, change in depreciation method or residual values is accounted for prospectively.

(e)	Mineral exploration and evaluation expenditures

Exploration activities relate to the collection of exploration data which consists of geological, geophysical, geochemical, sampling, drilling, trenching, analytical test work, assaying, mineralogical, metallurgical, and other similar information that is derived from activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit. Mineral exploration costs are expensed as incurred.

Evaluation costs are capitalized and relate to activities to evaluate the potential technical feasibility and commercial viability of extracting a mineral resource on sites where the Company does not have mineral deposits already being mined or constructed. The technical feasibility and commercial viability is based on management’s evaluation of the geological properties of an ore body based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and economic assessment whether the ore body can be mined economically. Exploration properties acquired through asset acquisitions are also recognized as exploration and evaluation assets.

(f)	Other intangible assets

Other intangible assets pertain to the fair value of favourable supplier contracts related to a prior acquisition. The fair value was determined using a differential cost method based on cost savings expected from favourable terms of supplier contracts. Other intangible assets are amortized under the straight-line method based on the terms of each contract, which range from 2 to 20 years. Other intangible assets are classified in Other non-current assets in the Consolidated balance sheets.

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

(g)	Assets and liabilities held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying value will be recovered principally through a sale transaction rather than through continuing use. The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset or disposal group and the sale expected to be completed within one year from the date of the classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell ("FVLCS"). If the FVLCS is lower than the carrying amount, an impairment loss is recognized in the Consolidated statement of earnings (loss). Non-current assets are not depreciated or amortized once classified as held for sale. Equity accounting ceases for investments in associates and incorporated joint ventures once classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the Company's Consolidated balance sheets.

A disposal group qualifies as a discontinued operation if it is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resale. A component of the Company comprises an operation and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the Consolidated statement of earnings (loss).

(h)	Impairment and reversal of impairment

	(i)	Financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the financial asset is no longer credit-impaired and the improvement can be related objectively to an event occurring after the impairment was recognized.

	(ii)	Non-financial assets

The carrying amounts of the Company’s non-current assets, including property, plant and equipment and exploration and evaluation assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, the Company performs an impairment test.

An impairment test requires the Company to determine the recoverable amount of an asset or group of assets. For non-current assets, including property, plant and equipment and exploration and evaluation assets, the recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the individual assets are grouped together into a cash generating unit ("CGU") for impairment testing purposes. A CGU for impairment testing is typically considered to be an individual mine site or a development project.

The recoverable amount is determined as the higher of the CGU’s fair value less costs of disposal ("FVLCD") and value in use ("VIU"). If the carrying amount of the asset or CGU exceeds its recoverable amount, an impairment charge is recorded to the other long-lived assets in the CGU on a pro rata basis.

An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may be reduced. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying amount that would have been determined had no impairment charge been recognized in prior periods. An impairment charge reversal is recognized in the Consolidated statements of earnings. Impairment charges recognized in relation to goodwill are not reversed for subsequent increases in a CGU’s recoverable amount.

In the absence of market related comparative information, the FVLCD is determined based on the present value of estimated future cash flows from each long-lived asset or CGU. The significant assumptions used in determining the FVLCD for the CGUs are typically life-of-mine ("LOM") production profiles, long-term commodity prices, reserves and resources, discount rates, foreign exchange rates, values of known reserves and resources not included in the LOM (i.e. un-modeled mineralization), operating and capital expenditures, net asset value ("NAV") multiples and expected commencement of production for exploration and evaluation and development projects. Management’s assumptions and estimates of future cash flows are subject to risks and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company's control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets. If the Company fails to achieve its valuation assumptions or if any of its long-lived assets or CGUs experience a decline in their fair value, this may result in an impairment charge in future periods, which would reduce the Company's earnings.

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

(iii) Investments in associates and incorporated joint ventures

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate or incorporated joint venture is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee’s operations. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal and value-in-use. If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in the Consolidated statement of earnings (loss) in the period in which the reversal occurs.

(i)	Asset retirement obligations

The Company records the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred with a corresponding increase in the carrying amount of the related property, plant and equipment. For locations where mining activities have ceased, changes to obligations are charged directly to the Consolidated statements of earnings. The obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the production location. The discounted liability is adjusted at the end of each period to reflect the passage of time, based on a risk-free discount rate that reflects current market assessments, and changes in the estimated future cash flows underlying the obligation.

The Company also estimates the timing of the outlays, which are subject to change depending on continued operation or newly discovered reserves.

The periodic unwinding of the discount is recognized in earnings as accretion expense included in finance costs in the Consolidated statements of earnings. Additional disturbances or changes in restoration costs or in discount rates are recognized as changes to the corresponding assets and asset retirement obligation when they occur. Environmental costs at operating mines, as well as changes to estimated costs and discount rates for closed sites, are charged to earnings in the period during which they occur.

(j)	Other provisions

Provisions are recognized when a legal or constructive present obligation exists as a result of a past event, for which it is probable that an outflow of economic resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management's current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized.

Certain conditions may exist as of the date of the consolidated financial statements, which may result in a loss to the Company, but which will only be resolved when one or more future events will occur or fail to occur. If the assessment of a contingency determines that a loss is probable, and the amount can be reliably estimated, then a provision is recorded.

When a contingent loss is not probable but is reasonably possible, then the contingent liability is disclosed in the consolidated financial statements.

(k)	Income taxes

(i) Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Current income tax assets and current income tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis or to realize the asset and settle the liability simultaneously.

Current income taxes related to items recognized directly in equity are recognized directly in equity.

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

(ii)	Deferred income tax

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities in the Consolidated balance sheets and tax bases.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•

Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss); and

•

In respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, where the timing of the reversal of the temporary differences can be controlled by the parent or venture and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carry forward of unused tax credits and unused tax losses can be used, except:

•

When the temporary difference results from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss); and

•

In respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be used.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be used. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

A translation gain or loss may arise for deferred income tax purposes where the local tax currency is not the same as the functional currency for non-monetary assets. A deferred tax asset or liability is recognized on the difference between the carrying amount for accounting purposes (which reflects the historical cost in the entity’s functional currency) and the underlying tax basis (which reflects the current local tax cost, translated into the functional currency using the current foreign exchange rate). The translation gain or loss is recorded in Income taxes on the Consolidated statements of earnings.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is expected to be realized or the liability settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred income taxes related to items recognized directly in equity are recognized directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

There is no certainty that future income tax rates will be consistent with current estimates.

(l)	Flow-through common shares

The Company recognizes flow-through common shares in equity based on the quoted market price of the existing shares on the date of issue. The difference between the amount recognized in common shares and the amount the investors pay for the shares is recognized as a deferred gain which is reversed into earnings as eligible expenditures are incurred. The deferred income tax impact is recorded as eligible expenditures are incurred.

(m)	Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares. Basic earnings (loss) per share are calculated by dividing earnings (loss) attributable to equity holders by the weighted average number of common shares outstanding during the period. Diluted earnings per share are determined by adjusting the weighted average number of common shares for the dilutive effect of share-based payments, employee incentive share units, and warrants using the treasury stock method. Under this method, share options whose exercise price is less than the average market price of the Company’s common shares, are assumed to be exercised and the proceeds used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under share options and restricted share units and repurchased from proceeds is included in the calculation of diluted earnings per share.

(n)	Share-based compensation

The Company has the following share-based compensation plans with related costs included in general and administrative expenses.

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

(i)	Share options, share bonus plan, and deferred share plan

The Company operates a number of equity-settled share-based compensation plans in respect to its employees. Share-based compensation costs are measured based on the grant date fair value of the equity-settled instruments and recognized upon grant date over the related service period in the Consolidated statements of earnings and credited to contributed surplus within shareholders’ equity. The Company uses the graded vesting method for attributing share option expense over the vesting period.

The grant date fair value is based on the underlying market price of the shares of the Company taking into account the terms and conditions upon which those equity-settled instruments were granted. The fair value of equity-settled instruments granted is estimated using the Black-Scholes model or other appropriate method and assumptions at grant date. Equity-settled awards are not re-measured subsequent to the initial grant date.

Determination of the grant date fair value requires management estimates such as risk-free interest rate, volatility and weighted average expected life. Share option expense incorporates an expected forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. The Company makes adjustments if the actual forfeiture rate differs from the expected rate.

The weighted average grant date fair value is the basis for which share-based compensation is recognized in earnings. Upon exercise of options and/or issuance of shares, consideration paid by employees, as well as the grant date fair value of the equity-settled instruments, are transferred to common shares.

(ii)	Share purchase plan

The Company provides a share purchase plan where the Company contributes towards the purchase of shares on the open market. The Company’s contribution vests on December 31 of each year and is charged to earnings in the year of contribution.

(o)	Revenue recognition

Revenues include sales of gold and by-products.

The Company recognizes revenue when it transfers control of a product to the customer. The principal activity from which the Company generates its revenue is the sale of gold to third parties. Delivery of the gold is considered to be the only performance obligation. Revenues are measured based on the consideration specified in the contract with the customer.

(p)	Deferred revenue

Deferred revenue is recognized in the Consolidated balance sheets when a cash prepayment is received from a customer prior to the sale of gold. Revenue is subsequently recognized in the Consolidated statement of earnings (loss) when control has been transferred to the customer.

The Company recognizes the time value of money, where there is a significant financing component and the period between the payment by the customer and the transfer of the contracted goods exceeds one year. Interest expense on deferred revenue is recognized in finance costs in the Consolidated statement of earnings (loss), unless capitalized to construction in progress in accordance with the Company’s policy on capitalized borrowing costs.

The Company determines the current portion of deferred revenue based on quantities anticipated to be delivered over the next twelve months.

(q)	Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. A ROU asset and lease liability is recognized at the lease commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received.

The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, including periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. If the rate cannot be readily determined, the Company’s incremental rate of borrowing is used. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently measured at amortized cost using the effective interest method whereby the balance is increased by interest expense and decreased by lease payments. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

The Company presents ROU assets within Property, plant and equipment.

Short-term leases and leases of low-value assets

The Company has elected not to recognize ROU assets and lease liabilities for leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(r)	Segmented information

The Company’s operating segments are those operations whose operating results are reviewed by the Company’s chief operating decision maker ("CODM") to make resource allocation decisions and assess their performance. The Company's CODM is its Executive Committee. Operating segments whose revenues, net earnings or losses or assets exceed 10% of the total consolidated revenues, net earnings or losses or assets, are reportable segments.

In order to determine the reportable operating segments, various factors are considered, including geographical location and managerial structure. It was determined that the Company’s gold segment is divided into reportable geographic segments. The Company’s other reportable segments have been determined to be the exploration and evaluation and development and Corporate operating segments, which includes royalty interests located in Canada and investments in associates and joint ventures. The Company discloses segmented information for its joint ventures as it is reviewed regularly by the CODM as part of the performance assessment and resource allocation decision making processes. The operations for the joint ventures in Sadiola and Yatela have been combined for segmented information purposes as they operate in the same geographical location and share production resources and facilities.

(s)	Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities, within the next financial year. The most significant judgments and sources of estimation uncertainty that the Company believes could have a significant impact on the amounts recognized in its consolidated financial statements are described below.

(i)	Mineral reserves and resources

Key sources of estimation uncertainty

Mineral reserves and resources have been estimated by qualified persons as defined in accordance with Canadian Securities Administrators’ National Instrument 43 101 Standards of Disclosure for Mineral Projects requirements. Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity and the future cost of operations. The mineral reserve and resource estimates are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in metal prices and operating costs subsequent to the date of an estimate, may justify revision of such estimates.

A number of accounting estimates, as described in the relevant accounting policy notes, are impacted by the mineral reserve and resource estimates, which form the basis of the Company's LOM plans: • Capitalization and depreciation of stripping costs (note 4(c)(iii));

	•	Determination of the useful life of property, plant and equipment and measurement of the depreciation expense (note 4(d));
•

Exploration and evaluation of mineral resources and determination of technical feasibility and commercial viability (note 4(e)). The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits may be realized, which are based on assumptions about future events and circumstances;

	•	Consideration of whether assets acquired meet the definition of a business or should be accounted for as an asset acquisition;
	•	Impairment and reversal of impairment analysis of non-financial assets including evaluation of estimated future cash flows of CGUs (note 4(h)(ii)); and
	•	Estimates of the outlays and their timing for asset retirement obligations (note 4(i)).

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

(ii)	Impairment and reversal of impairment assessment of non-financial assets

Key sources of estimation uncertainty

Management’s assumptions and estimates of future cash flows used in the Company’s impairment assessment of non-financial assets are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company's control.

If an indication of impairment or reversal of a previous impairment charge exists, or if an Exploration and evaluation asset is determined to be technically feasible and commercially viable, an estimate of a CGU's recoverable amount is calculated. The recoverable amount is based on the higher of FVLCD and VIU using a discounted cash flow methodology taking into account assumptions that would be made by market participants, unless there is a market price available based on a recent purchase or sale of a mine. Cash flows are for periods up to the date that mining is expected to cease which depends on a number of variables including recoverable mineral reserves and resources, expansion plans and the forecasted selling prices for such production (refer to note 31).

In estimating the net realizable value of inventories, a significant estimate is made regarding the quantities of saleable metals included in stockpiles based on the quantities of ore, the grade of ore, the estimated recovery percentage and long-term commodity prices. There can be no assurance that actual quantities will not differ significantly from estimates used (refer to note 10).

Judgments made in relation to accounting policies

Both internal and external sources of information are required to be considered when determining whether an impairment indicator or indicator of a previous impairment has reversed may be present. Judgment is required around significant adverse changes in the business climate which may be indicators for impairment such as a significant decline in the asset’s market value, decline in resources and/or reserves as a result of geological re-assessment or change in timing of extraction of resources and/or reserves which would result in a change in the discounted cash flow obtained from the site, and lower metal prices or higher input cost prices than would have been expected since the most recent valuation of the site. Judgment is also required when considering whether significant positive changes in any of these items indicate a previous impairment may have reversed.

Judgment is required to determine whether there are indications that the carrying amount of an exploration project is unlikely to be recovered in full from successful development of the project or by sale.

(iii)	Derivative financial instruments

Judgments made in relation to accounting policies

Judgment is required to determine if an effective hedging relationship exists throughout the financial reporting period for derivative financial instruments classified as cash flow hedges. Management assesses the relationships on an ongoing basis to determine if hedge accounting is appropriate.

Key sources of estimation uncertainty

The Company monitors on a regular basis its hedge position for its risk exposure to fluctuations of the U.S. dollar compared to other currencies, and fluctuations in commodity prices such as for oil and gold. Forecasts are based on estimates of future transactions. For its derivative contracts, valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument. Refer to note 22 for more detailed information and sensitivity analyses based on changes in currencies and commodity prices.

(iv)	Provisions and recognition or not of a liability for loss contingencies

Judgments made in relation to accounting policies

Judgments are required to determine if a present obligation exists at the end of the reporting period and by considering all available evidence, including the opinion of experts. The most significant provisions that require judgment to determine if a present obligation exists are contingent losses related to claims and asset retirement obligations (AROs). This includes assessment of how to account for obligations based on the most recent closure plans and environmental regulations.

Key sources of estimation uncertainty

Provisions related to present obligations, including AROs, are management’s best estimate of the amount of probable future outflow, expected timing of payments, and discount rates. Refer to note 16(a).

(v)	Unincorporated arrangements

Judgments made in relation to accounting policies

The Company applies its judgment in the interpretation of relevant guidance under IFRS 11 Joint Arrangements to account for its interest in unincorporated arrangements (note 2(c)(iii)).

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

(vi)	Determination of deferred income tax assets

Key sources of estimation uncertainty

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be used. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered. There is no certainty that future income tax rates will be consistent with current estimates. Changes in tax rates increase the volatility of the Company’s earnings. For more information, refer to notes 4(k)(ii) and 19.

(vii)	Deferred revenue

Judgments made in related to accounting policies

In assessing the accounting for the Company’s forward gold sale arrangement (note 21), the Company used judgment to determine that the upfront cash prepayment received was not a financial liability as the sale is expected to be settled through the delivery of gold, which is a non-financial item rather than through cash or other financial assets. It is the Company’s intention to settle this arrangement through its own production. If such settlement is not expected to occur, the forward gold sale arrangement would become a financial liability as a cash settlement may be required.

5.	NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods after December 31, 2019. There are currently no such pronouncements that are expected to have a significant impact on the Company's consolidated financial statements upon adoption.

6.	CASH AND CASH EQUIVALENTS

	December 31,	December 31,
	2019	2018
Cash	$755.8	$440.3
Short-term deposits with initial maturities of three months or less	74.8	174.8
	$830.6	$615.1

7.	SHORT-TERM INVESTMENTS

	December 31,	December 31,
	2019	2018
Money market funds[1]	$—	$114.6
Other	6.1	4.4
	$6.1	$119.0

1 Money market funds are comprised of short-term fund investments with redemption notice periods of 185 days.

8.	RESTRICTED CASH

The Company had long-term restricted cash of $28.1 million as at December 31, 2019 (December 31, 2018 - $23.9 million), to guarantee the environmental indemnities related to the Essakane mine.

9.	RECEIVABLES AND OTHER CURRENT ASSETS

		December 31,	December 31,
	Notes	2019	2018
Income taxes receivable		$5.5	$4.0
Receivables from governments[1]		39.1	53.4
Gold receivables		3.2	1.6
Other receivables		3.6	4.1
Receivable from related parties	38	—	0.1
Total receivables		51.4	63.2
Prepayment for other assets		0.2	2.9
Marketable securities	23 (a)	4.5	0.5
Prepaid expenses		11.0	11.4
Derivatives	23 (a)	5.1	0.1
		$72.2	$78.1

1 Receivables from governments relate primarily to value added tax.

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

10.	INVENTORIES

	December 31,	December 31,
	2019	2018
Finished goods	$68.2	$60.7
Ore stockpiles	68.9	27.3
Mine supplies	171.4	186.7
	308.5	274.7
Non-current ore stockpiles	223.2	202.9
	$531.7	$477.6

For the year ended December 31, 2019, the Company recognized a net realizable value reversal in ore stockpiles amounting to $15.8 million (December 31, 2018 - write-down of $1.0 million).

For the year ended December 31, 2019, the Company recognized a write-down in mine supplies inventories amounting to $3.5 million (December 31, 2018 - $3.9 million).

For the year ended December 31, 2019, the Company recognized $16.3 million and $13.2 million, respectively, in Cost of sales for costs related to operating below normal capacity at Westwood (December 31, 2018 - $nil) and Rosebel (December 31, 2018 - $nil).

11.	INVESTMENTS IN ASSOCIATES AND INCORPORATED JOINT VENTURES

The Company's investments in joint ventures, Sadiola and Yatela, are classified as held for sale as at December 31, 2019 and are presented as discontinued operations (refer to Note 12). As of the date of classification as held for sale, equity accounting for the investments ceased. The amounts presented below relate to periods prior to being classified as held for sale. As a result, the Company's share of net loss from joint ventures of $24.6 million as at December 31, 2019 (December 31, 2018 - net earnings of $14.1 million) is presented as discontinued operations in the Consolidated statement of earnings (loss).

	Notes	INV Metals[1]	Sadiola[2]	Yatela[2]	Total
Balance, January 1, 2018		$7.7	$61.3	$—	$69.0
Currency translation adjustment		(1.2)	—	—	(1.2)
Share of net earnings (loss), net of income taxes		(1.5)	13.1	1.0	12.6
Share of net earnings recorded as a reduction of the provision	16	—	—	(1.0)	(1.0)
Share of dividends received		—	(2.1)	—	(2.1)
Other		—	(0.5)	—	(0.5)
Balance, December 31, 2018		5.0	71.8	—	76.8
Purchase of additional shares of associate[3]		5.0	—	—	5.0
Currency translation adjustment		1.4	—	—	1.4
Share of net earnings (loss), net of income taxes		(1.4)	(24.7)	0.1	(26.0)
Share of net earnings recorded as a reduction of the provision	12	—	—	(0.1)	(0.1)
Share of dividends received		—	(2.1)	—	(2.1)
Reclassification to assets and liabilities held for sale		—	(45.0)	—	(45.0)
Balance, December 31, 2019		$10.0	$—	$—	$10.0

1	IAMGOLD includes results based on the latest publicly available information.
2	The Company's incorporated joint ventures are not publicly listed.
3

INV Metals Inc. ("INV Metals"), is a publicly traded company incorporated in Canada. The Company's ownership interest in INV Metals as at December 31, 2019 was 35.6% (December 31, 2018 - 35.6%). On March 19, 2019, the Company participated in INV Metals' common shares public equity offering and acquired an additional 1.6 million common shares of INV Metals at a price of C$0.65 per share for an aggregate amount of $0.8 million (C$1.1 million). This acquisition allowed the Company to maintain a 35.6% ownership in INV Metals. On October 28, 2019, the Company participated in INV Metals' private placement of common shares and acquired an additional 13.9 million common shares of INV Metals at a price of C$0.40 per share for an aggregate amount of $4.2 million (C$5.6 million). This acquisition allowed the Company to maintain a 35.6% ownership in INV Metals.

Associate's combined financial information as reported by INV Metals are summarized below:

	12 Months ended[1]
	2019	2018
Net loss	$(2.8)	$(2.9)
Other comprehensive income	1.2	1.3
Comprehensive loss	$(1.6)	$(1.6)

1 IAMGOLD includes results based on the latest 12 months of publicly available information.

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

12.	ASSETS AND LIABILITIES HELD FOR SALE AND DISCONTINUED OPERATIONS

Sadiola:

On December 20, 2019, the Company, together with its joint venture partner, AngloGold Ashanti Limited ("AGA"), entered into an agreement to sell their collective 82% interests in Société d'Exploitation des Mines d'Or de Sadiola S.A. ("Sadiola") to Allied Gold Corp. for a cash consideration of US$105 million ($52.5 million each to the Company and AGA), payable as follows:

	•	$50 million upon the fulfillment or waiver of all conditions precedent and closing of the transaction ("Closing");
	•	Up to a further $5 million, payable 8 days after Closing, to the extent that the cash balance of Sadiola at Closing is greater than an agreed amount;
	•	$25 million upon the production of the first 250,000 ounces from the Sadiola Sulphides Project ("SSP"); and
	•	$25 million upon the production of a further 250,000 ounces from the SSP.

The transaction remains subject to the fulfillment, or waiver, of a number of conditions precedent, including the receipt of certain approvals and releases from the Government of Mali. In addition, upon the fulfillment or waiver of all conditions precedent to the transaction but immediately prior to Closing, Sadiola will pay a dividend of $15 million pro rata to its shareholders.

As of December 31, 2019, the Sadiola disposal group met the criteria to be classified as held for sale. The Company’s anticipated share of the proceeds was less than the carrying amount of the Company’s investment in and receivable from Sadiola. This was considered by the Company to be an indicator of impairment for both the Sadiola assets and the Company’s investment in and receivable from Sadiola.

As a result, an assessment was performed and an impairment loss of $36.3 million, for the Company's share of the impairment recognized by Sadiola for the difference between the fair value less cost of disposal ("FVLCD") of Sadiola's net assets and their carrying value, was recognized in Loss from discontinued operations in the Consolidated statements of earnings (loss) for the year ended December 31, 2019. The FVLCD was determined by calculating the fair value of the Company’s share of the consideration receivable from Allied Gold Corp. (level 3 of the fair value hierarchy). The fair value of the consideration comprised of $25.0 million cash receivable upon Closing, $2.5 million cash receivable after Closing, and $12.0 million being the fair value ascribed to the payments contingent on reaching the production milestones. The significant estimates and assumptions used in determining the fair value of the contingent payments were the production profile and discount rate.

An impairment loss of $9.4 million, estimated as the difference between the carrying value of the investment ($38.9 million) and loan receivable ($10.0 million) and the FVLCD, was also recognized in Loss from discontinued operations in the Consolidated statements of earnings (loss) for the year ended December 31, 2019.

The total carrying value of $45.6 million is presented as current assets held for sale.

Yatela:

On February 14, 2019, Sadiola Exploration Limited ("SADEX"), an entity jointly held by the Company and AngloGold Ashanti Limited, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Yatela, for consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, confirming the change of status of Yatela to a state entity, and also the creation of a dedicated state agency, notably in charge of Yatela mine rehabilitation and closure. As part of the transaction, and upon its completion, SADEX will make a one-time payment of approximately $18.5 million to the said state agency, in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine including those relating to rehabilitation, mine closure and the financing of social programs.

As of March 31, 2019, the Yatela disposal group met the criteria to be classified as held for sale. The net carrying value of the investment in Yatela before classification as held for sale was in a liability position of ($13.2 million). A loss of $5.3 million as a result of writing down the carrying amount of the disposal group to its fair value less costs to sell was included in Loss from discontinued operations. The total carrying value of ($18.5 million) is presented as current liabilities held for sale.

Together the Sadiola and Yatela disposal groups are considered a separate geographical area of operation and have therefore been presented as discontinued operations in the Consolidated statement of earnings (loss).

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

		Assets held	Liabilities held
		for sale -	for sale -
	Notes	Sadiola	Yatela
Balance, December 31, 2018		$—	$—
Reclassification from Investments in associates and incorporated joint
ventures	11	45.0	—
Reclassification from Other non-current assets	38	10.0	—
Reclassification from Provisions	16	—	(13.2)
Loss from discontinued operations		(9.4)	(5.3)
Balance, December 31, 2019		$45.6	$(18.5)

Earnings (loss) from discontinued operations related to Sadiola is comprised of the following:

		Years ended December 31,
	Notes	2019	2018
Share of net earnings (loss), net of income taxes	11	$(24.7)	$13.1
Impairment charge		(9.4)	—
Write-down of related party receivable		—	(10.9)
		$(34.1)	$2.2

Earnings (loss) from discontinued operations related to Yatela is comprised of the following:

	Years ended December 31,
	2019	2018
Share of net earnings, net of income taxes	$0.1	$1.0
Loss on investment in Yatela	(5.3)	—
	$(5.2)	$1.0

Net cash from (used in) discontinued operations:

	Years ended December 31,
	2019	2018
Net cash from operating activities	$2.1	$1.2
Net cash from investing activities	$4.1	$11.4
Net cash from financing activities	$—	$—

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

13.	PROPERTY, PLANT AND EQUIPMENT

				ROU Assets:
	Construction	Mining	Plant and	Plant and
	in progress	properties	equipment	equipment	Total
Cost
Balance, January 1, 2018	$7.1	$2,486.1	$1,938.5	$—	$4,431.7
Additions	41.0	162.1	91.5	—	294.6
Changes in asset retirement obligations	—	30.1	—	—	30.1
Disposals	—	(0.3)	(83.8)	—	(84.1)
Transfers within Property, plant and equipment	(15.3)	41.3	(26.0)	—	—
Transfers from Exploration and evaluation assets[1]	482.3	—	—	—	482.3
Balance, December 31, 2018	515.1	2,719.3	1,920.2	—	5,154.6
Adoption of IFRS 16[2]	—	—	—	8.5	8.5
Additions	137.4	100.1	105.7	19.7	362.9
Changes in asset retirement obligations	—	21.5	—	—	21.5
Disposals	—	—	(59.3)	(0.1)	(59.4)
Transfers within Property, plant and equipment	(157.5)	120.1	(2.6)	40.0	—
Transfers from Exploration and evaluation assets[1]	9.2	—	—	—	9.2
Balance, December 31, 2019	$504.2	$2,961.0	$1,964.0	$68.1	$5,497.3

				ROU Assets:
	Construction	Mining	Plant and	Plant and
	in progress	properties	equipment	equipment	Total
Accumulated Depreciation and Impairment
Balance, January 1, 2018	$ —	$ 1,469.2	$ 1,022.3	$ —	$ 2,491.5
Depreciation expense[3]	—	140.4	161.7	—	302.1
Disposals	—	—	(75.1)	—	(75.1)
Balance, December 31, 2018	—	1,609.6	1,108.9	—	2,718.5
Depreciation expense[3]	—	167.9	132.8	5.8	306.5
Disposals	—	—	(52.8)	—	(52.8)
Impairment charges[4]	—	—	285.5	—	285.5
Transfers within Property, plant and equipment	—	—	(0.7)	0.7	—
Balance, December 31, 2019	$ —	$ 1,777.5	$ 1,473.7	$ 6.5	$ 3,257.7
Carrying amount, December 31, 2018	$ 515.1	$ 1,109.7	$ 811.3	$ —	$ 2,436.1
Carrying amount, December 31, 2019	$ 504.2	$ 1,183.5	$ 490.3	$ 61.6	$ 2,239.6

1	Refer to note 14.
2	Refer to note 3.
3	Excludes depreciation expense related to Corporate assets, which is included in General and administrative expenses.
4	Refer to note 31.

In 2019, capitalized borrowing costs attributable to qualifying assets associated with the Essakane, Rosebel and Westwood mines and the Côté Gold and Saramacca Projects totaled $23.1 million (2018 - $21.9 million) at a weighted average interest rate of 7.18% (2018 - 7.24%) .

As at December 31, 2019, mining properties included capitalized stripping costs of $211.3 million (December 31, 2018 - $239.9 million). Stripping costs of $48.8 million were capitalized during 2019 (2018 - $81.5 million), and $77.4 million were depreciated during 2019 (2018 - $66.3 million).

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

14.	EXPLORATION AND EVALUATION ASSETS

			Diakha-
			Siribaya
	Côté Gold	Saramacca	Gold
	Project	Project	Project	Other[2]	Total
Balance, January 1, 2018	$395.7	$37.1	$36.6	$5.2	$474.6
Exploration and evaluation expenditures	22.0	24.3	—	5.5	51.8
Acquired Exploration and evaluation assets	—	3.2	—	—	3.2
Transfers to Property, plant and equipment[1]	(417.7)	(64.6)	—	—	(482.3)
Balance, December 31, 2018	—	—	36.6	10.7	47.3
Exploration and evaluation expenditures[2,3]	—	—	—	6.4	6.4
Transfers to Property, plant and equipment[4]	—	—	—	(9.2)	(9.2)
Impairment charge	—	—	—	(2.3)	(2.3)
Balance, December 31, 2019	$—	$—	$36.6	$5.6	$42.2

1

During the fourth quarter of 2018, capitalized costs related to the Côté Gold Project and the Saramacca Project were transferred from Exploration and evaluation assets to Property, plant and equipment - Construction in progress (note 13).

2

Other exploration and evaluation expenditures for the year ended December 31, 2019, included an option payment to Vanstar Mining Resources Inc. for the Nelligan exploration project of $1.8 million (December 31, 2018 - $1.7 million), in addition to $4.2 million (December 31, 2018 - $3.8 million) in capitalized feasibility and other studies costs relating to the Boto Gold Project.

3

For the year ended December 31, 2019, borrowing costs attributable to Exploration and evaluation assets totaling $0.4 million (December 31, 2018 - $4.8 million) were capitalized at a weighted average interest rate of 7.18% (2018 - 7.24%).

4

During the fourth quarter of 2019, capitalized costs related to the Boto Gold Project were transferred from Exploration and evaluation assets to Property, plant and equipment - Construction in progress (note 13).

As at December 31, 2019, the Boto Gold Project reached technical feasibility and commercial viability and was transferred to Property, plant and equipment - Construction in progress. An impairment test was performed as at December 31, 2019 for the Boto Gold Project and resulted in no impairment.

As at December 31, 2018, Exploration and evaluation assets that consisted of the Côté Gold Project (carrying amount as at December 31, 2018 - $417.7 million), and the Saramacca Project (carrying amount as at December 31, 2018 - $64.6 million), had reached technical feasibility and commercial viability and were transferred to Property plant and equipment - Construction in progress. Impairment tests were performed for the Côté Gold Project and the Saramacca Project and resulted in no impairments.

15.	OTHER NON-CURRENT ASSETS

		December 31,	December 31,
	Notes	2019	2018
Net loan receivable from related party[1]	12, 38	$—	$14.0
Marketable securities and warrants	23 (a)	13.4	14.8
Advances for the purchase of capital equipment		12.4	33.4
Income taxes receivable		16.6	8.6
Bond fund investments	23 (a)	—	1.0
Royalty interests		5.6	5.6
Long-term prepayment[2]		4.6	4.9
Other		3.4	4.8
		$56.0	$87.1

1	Reclassified to assets held for sale as at December 31, 2019 (note 12 ).
2

On March 6, 2017, the Company signed an agreement with a third-party for the construction of a solar power plant to deliver power to the Essakane mine for a period of 15 years upon commissioning for active use. The solar power plant was commissioned for active use on June 1, 2018. A prepayment of $4.9 million was made in 2017 towards the purchase of power in connection with the agreement, and for the year ended December 31, 2019, $0.3 million was utilized.

As at December 31, 2019, the allowance for doubtful non-current non-trade receivables from related parties was $46.9 million, (December 31, 2018 - $46.9 million). The net loan receivable from related party was reclassified to Assets held for sale as at December 31, 2019.

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

16.	PROVISIONS

		December 31,	December 31,
	Notes	2019	2018
Asset retirement obligations		$368.4	$327.6
Yatela loss provision[1]	12	—	13.2
Other		11.0	9.6
		$379.4	$350.4
Current portion of provisions		$4.8	$9.0
Non-current provisions		374.6	341.4
		$379.4	$350.4

1

During the year ended December 31, 2019, the Company spent $nil (December 31, 2018 - $0.9 million) to fund the Yatela closure plan. This was recognized as a reduction of the provision for Yatela as a result of the Company equity accounting for the investment. As at December 31, 2019, the Yatela disposal group met the criteria to be classified as held for sale.

(a) Asset retirement obligations

The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure for which the Company estimates future costs and recognizes a provision. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the mine life, changes in discount rates, changes in approved closure plans, changes in estimated costs of reclamation activities and acquisition or construction of a new mine. The Company makes a provision based on the best estimate of the future cost of rehabilitating mine sites and related production facilities on a discounted basis.

The following table presents the reconciliation of the provision for asset retirement obligations:

		Years ended December 31,
	Notes	2019	2018
Balance, beginning of the year		$327.6	$292.8
Revision of estimated cash flows and discount rates:
Capitalized in Property, plant and equipment	13	21.5	30.1
Changes in asset retirement obligations at closed sites	32	21.0	7.3
Accretion expense	33	0.7	1.2
Disbursements		(2.4)	(4.0)
Other		—	0.2
Balance, end of the year		368.4	327.6
Less current portion		(4.8)	(7.8)
Non-current portion		$363.6	$319.8

As at December 31, 2019, the Company had letters of credit in the amount of $0.4 million to guarantee certain environmental indemnities (December 31, 2018 - $0.4 million). In addition, the Company had restricted cash of $28.1 million (December 31, 2018 - $23.9 million) to guarantee the environmental indemnities related to the Essakane mine (note 8).

As at December 31, 2019, the Company had uncollateralized surety bonds outstanding of C$151.0 million ($116.5 million; December 31, 2018 - C$134.6 million ($98.6 million)) to guarantee the environmental indemnities related to the Doyon division. The increase was primarily due to higher collateral requirements in the first quarter 2019 pursuant to a new closure plan for the Westwood mine approved by the Government of Quebec in the first quarter 2018 (note 20(d)).

As at December 31, 2019, the Company had uncollateralized surety bonds outstanding of C$47.9 million ($36.9 million; December 31, 2018 - C$47.9 million ($35.1 million)) to guarantee the environmental indemnities of the Côté Gold Project. The collateral requirements for the Côté Gold Project are pursuant to a closure plan approved by the Government of Ontario in the fourth quarter 2018 (note 20(d)).

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

As at December 31, 2019, the schedule of estimated undiscounted future disbursements for rehabilitation was as follows:

	C$[1]	$[1]
2020	$2.8	$2.7
2021	20.1	2.8
2022	24.2	—
2023	5.9	—
2024	4.2	—
2025 onwards	144.1	184.3
	$201.3	$189.8

1	Disbursements in US$ relate to the Essakane and Rosebel mines, and C$ disbursements relate to the Doyon mine and other Canadian sites.

As at December 31, 2019, estimated undiscounted amounts of cash flows required to settle the obligations, expected timing of payments and the average real discount rates assumed in measuring the asset retirement obligations were as follows:

	Undiscounted	Undiscounted
	Amounts	Amounts	Expected	Average Real
	Required	Required	Timing of	Discount
	(C$)	($)	Payments	Rates
Rosebel mine	$—	$108.3	2020-2063	0.4%
Essakane mine	—	81.5	2020-2073	0.2%
Doyon mine	174.5	—	2020-2050	—%
Other Canadian sites	26.8	—	2020-2119	—%
	$201.3	$189.8

(b)	Provisions for litigation claims and regulatory assessments

The Office of the Attorney General of Burkina Faso has commenced proceedings against IAMGOLD Essakane S.A. and certain of its employees relating to its practice of exporting carbon fines containing gold and silver from Burkina Faso to a third-party facility in Canada for processing and eventual sale. Upon the sale of the gold and silver extracted from the carbon fines, IAMGOLD Essakane has paid (and will pay in respect to the 2018 shipment when released) the same royalty as applicable under the Burkina Faso Mining Code to other gold and silver produced by Essakane. The proceedings are in respect of a number of alleged offences by IAMGOLD Essakane S.A. and certain of its employees from 2015 through 2018, and include allegations of misrepresenting the presence of government officials at the time of packaging and weighing, misrepresenting the amounts of gold and silver contained in the carbon fines to be exported by using false moisture rates and non-compliant weighing equipment, and failing to comply with customs and exchange control regulations. The Company completed an internal review and, at this stage, other than in respect of certain notification and other regulatory violations, the Company believes it will be in a position to vigorously defend the various allegations. Moreover, to the extent that any of its estimates in terms of weight, moisture levels or gold and silver contained in such carbon fines may have been inaccurate, the estimates were made in good faith and the total royalty amounts paid to the Government of Burkina Faso in respect of the gold and silver contained in the relevant shipments and processed for IAMGOLD Essakane S.A. at the third-party facility were nevertheless correct as they were based on the final estimations of gold and silver contained in the carbon fines received by the third-party facility.

Since IAMGOLD Essakane has only been provided with a limited evidentiary basis for the allegations, no amounts have been recorded for any potential liability arising from the proceedings, as the Company cannot predict the outcome and any resulting penalties with any certainty.

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

17.	LEASES

		Year Ended
		December 31,
	Notes	2019
Balance, beginning of the year upon IFRS 16 adoption	3 (b)	$9.0
Reclassification of pre-existing finance leases	3 (b)	9.3
Additions		47.0
Interest expense		1.8
Foreign exchange impact		0.2
Principle lease payments		(6.8)
Interest payments		(1.7)
Balance, end of year		$58.8
Current portion		$13.4
Non-current portion		45.4
		$58.8

Leases are entered into and exist to meet specific business requirements, considering the appropriate term and nature of the leased asset.

Extension options

Some property leases contain extension options exercisable by the Company up to one year before the end of the non-cancellable contract period. The extension options held are exercisable only by the Company and not by the lessors. The Company assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

Some mobile equipment leases contain extension options which are exercisable by the Company, but require renegotiation or mutual agreement with the lessor. As these extension options are not exercisable only by the Company, the lease terms do not reflect the extension options and resulted in some of the leases being short-term.

Short-term and low-value leases and variable lease payments

Short-term leases are leases with a lease term of twelve months or less and leases of low-value assets are comprised of miscellaneous equipment. Such items are recognized in Cost of sales or General and administrative expenses in the Consolidated statements of earnings (loss).

Some lease payments are driven by variable rates which are based on time, usage or a combination of both. Variable lease payments are not included in the lease liability and are recognized in Cost of sales or Exploration expenses in the Consolidated statements of earnings (loss) when incurred.

Year Ended
December 31,
2019
Amounts recognized in Statement of earnings (loss):
Short-term and low-value leases	$23.7
Variable lease payments	$26.8

18.	OTHER LIABILITIES

		December 31,	December 31,
	Notes	2019	2018
Derivatives	23 (a)	$2.3	$10.6
Current portion of other liabilities		$—	$4.6
Non-current portion of other liabilities		2.3	6.0
		$2.3	$10.6

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

19.	INCOME TAXES

The effective tax rates for the years ended December 31, 2019 and 2018 were (9.3%) and 251.7%, respectively. Income tax expenses/(recoveries) consisted of the following components:

	Years ended December 31,
	2019	2018
Current income taxes:
Canadian current income taxes	$3.1	$3.3
Foreign current income taxes	35.2	41.8
	38.3	45.1
Deferred income taxes:
Canadian deferred income taxes - origination and reversal of temporary differences	(22.6)	(3.5)
Foreign deferred income taxes - origination and reversal of temporary differences	14.7	(3.6)
	(7.9)	(7.1)
Total income tax expense	$30.4	$38.0

The Company is subject to income tax in several jurisdictions, at various tax rates. A number of factors other than the current year tax rates affect the relationship between the income or losses in a jurisdiction for financial accounting reporting purposes and the income tax provision required to be recognized for those same reporting purposes.

These factors are illustrated below on all of the consolidated earnings before income taxes after applying a tax rate of 26.5%, reflecting the combined Canadian statutory corporate income tax rate which applies to the Company as a legal entity for the year ended December 31, 2019 (December 31, 2018 - 26.6%):

	Years ended December 31,
	2019	2018
Earnings (loss) before income taxes	$(328.3)	$15.1
Income tax provision - 26.5% (26.6% in 2018)	$(87.0)	$4.0
Increase (reduction) in income taxes resulting from:
Earnings in foreign jurisdictions subject to a different tax rate than 26.5% (26.6% in 2018)	(14.4)	(5.9)
Permanent items that are not included in income / losses for tax purposes:
Non-deductible expenses	8.0	8.7
Income/(losses) not recognized for tax purposes	(0.9)	(1.2)
Tax provisions not based on legal entity income or losses for the year:
Provincial mining duty tax	(22.1)	(0.4)
Non-resident withholding tax	2.8	2.2
Under/(over) tax provisions	4.4	1.6
Other	0.3	0.1
Other adjustments:
Unrecognized recoveries in deferred tax provisions	137.1	30.1
Foreign exchange related to deferred income taxes	3.1	(1.0)
Other	(0.9)	(0.2)
Total income tax expense	$30.4	$38.0

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

The components that give rise to deferred income tax assets and liabilities are as follows:

	Years ended December 31,
	2019	2018
Deferred income tax assets:
Non-capital losses	$22.5	$105.2
Asset retirement obligations	—	2.8
Other assets	28.1	31.2
	50.6	139.2
Deferred income tax liabilities:
Property, plant and equipment	(197.1)	(273.5)
Royalty interests	(5.3)	(7.2)
Mining duties	—	(22.6)
Inventory and Reserves	(26.4)	(21.5)
Other liabilities	(2.4)	(2.6)
	(231.2)	(327.4)
Net deferred income tax liabilities	$(180.6)	$(188.2)

Classification:
Non-current assets	$—	$—
Non-current liabilities	(180.6)	(188.2)
	$(180.6)	$(188.2)

Income tax expenses/(recoveries) related to OCI consisted of the following components:

	Years ended December 31,
	2019	2018
Unrealized change in fair value of marketable securities	$(0.1)	$(1.8)
Hedges	0.5	(1.2)
Total income taxes related to OCI	$0.4	$(3.0)

Unrecognized Deferred Income Tax Assets

As at December 31, 2019, the Company did not recognize the benefit related to the following deferred income tax assets, as management did not consider it probable that the Company would be able to realize these deferred income tax assets in the future.

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

	Years ended December 31,
	2019	2018
Non-capital losses	$848.4	$550.4
Net capital losses	83.0	72.5
Exploration and evaluation assets	567.0	497.8
Deduction for future mining duty taxes	—	22.6
Asset retirement obligations	182.9	163.1
Other deductible temporary differences	47.2	44.2
	$1,728.5	$1,350.6

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

The net capital loss carry forwards are restricted in use against capital gains but may be carried forward indefinitely. The exploration and evaluation assets may be carried forward indefinitely. At December 31, 2019, the non-capital loss carry forwards expire as follows:

Expiry Date	2020	2021	2022	2023	2024+	No Expiry	Total
Total unrecognized losses	$0.7	$1.2	$2.0	$2.4	$729.7	$112.4	$848.4

The Company has not recognized a deferred income tax liability on temporary differences of $626.9 million (December 31, 2018 - $719.3 million) related to investments in certain subsidiaries and joint ventures because the Company can control the reversal of the temporary differences and the temporary differences are not expected to reverse in the foreseeable future.

The Company designates all dividends paid to its shareholders to be eligible dividends.

The 2019 movement for net deferred income tax liabilities is summarized as follows:

			Other
	December 31,	Statements	comprehensive		December 31,
	2018	of earnings	income	Other	2019
Deferred income tax assets:
Non-capital losses	$105.2	$(82.7)	$—	$—	$22.5
Asset retirement obligations	2.8	(2.8)	—	—	—
Other assets	31.2	(2.6)	(0.5)	—	28.1
Deferred income tax liabilities:
Property, plant and equipment	(273.5)	76.4	—	—	(197.1)
Royalty interests	(7.2)	1.9	—	—	(5.3)
Mining duties	(22.6)	22.6	—	—	—
Marketable securities	—	(0.1)	0.1	—	—
Inventories and Reserves	(21.5)	(4.9)	—	—	(26.4)
Other liabilities	(2.6)	0.1	—	0.1	(2.4)
	$(188.2)	$7.9	$(0.4)	$0.1	$(180.6)

The 2018 movement for net deferred income tax liabilities is summarized as follows:

			Other
	December 31,	Statements	comprehensive		December 31,
	2017	of earnings	income	Other	2018
Deferred income tax assets:
Non-capital losses	$71.9	$33.3	$—	$—	$105.2
Asset retirement obligations	2.5	0.3	—	—	2.8
Other assets	28.5	1.5	1.2	—	31.2
Deferred income tax liabilities:
Property, plant and equipment	(253.9)	(19.6)	—	—	(273.5)
Royalty interests	(8.0)	0.8	—	—	(7.2)
Other intangible assets	(0.2)	0.2	—	—	—
Mining duties	(26.1)	3.5	—	—	(22.6)
Marketable securities	(1.5)	(0.3)	1.8	—	—
Inventories and Reserves	(6.5)	(15.0)	—	—	(21.5)
Other liabilities	(4.9)	2.4	—	(0.1)	(2.6)
	$(198.2)	$7.1	$3.0	$(0.1)	$(188.2)

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

20.	LONG-TERM DEBT AND CREDIT FACILITY

		December 31,	December 31,
	Notes	2019	2018
7% Senior Notes	(a)	$388.1	$398.5
Equipment Loan	(b)	20.4	—
		$408.5	$398.5
Current portion of long-term debt		$4.6	$—
Non-current portion of long-term debt		403.9	398.5
		$408.5	$398.5

(a)	7% Senior Notes ("Notes")

On March 16, 2017, the Company issued at face value $400 million of Notes due in 2025 with an interest rate of 7% per annum. The Notes are denominated in U.S. dollars and mature on April 15, 2025. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on October 15, 2017. The Notes are guaranteed by some of the Company's subsidiaries.

The Company incurred transaction costs of $6.4 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method.

Prior to April 15, 2020, the Company may redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a "make-whole" premium, plus accrued and unpaid interest. On and after April 15, 2020, the Company may redeem the Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Notes) and accrued and unpaid interest on the Notes up to the redemption date. The redemption price for the Notes during the 12-month period beginning on April 15 of each of the following years is: 2020 - 105.25%; 2021 - 103.50%; 2022 - 101.75%; 2023 and thereafter - 100%.

Prior to April 15, 2020, using the cash proceeds from an equity offering, the Company may redeem up to 40% of the original aggregate principal amount of the Notes at a redemption price equal to 107% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, up to the redemption date.

The prepayment options are options that represent an embedded derivative asset to the Company and are presented as an offset to the Notes on the Consolidated balance sheets. The debt component was initially recognized at $400 million, which represents the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative.

Subsequently, the debt component is recognized at amortized cost using the effective interest rate method. The embedded derivative represents the prepayment option and is classified as a financial asset at fair value through profit or loss ("FVTPL"). The embedded derivative is recognized at fair value with changes in the fair value recognized in the Company’s Consolidated statements of earnings. The fair value of the embedded derivative as at December 31, 2019 was $12.0 million (note 23(a)), (December 31, 2018 - $0.7 million).

Under the indenture governing the Notes, if the Company makes certain asset sales it may use an amount equal to the net proceeds to repay certain debt obligations and/or reinvest, or commit to reinvest, in the Company’s business, within 365 days after the applicable asset sale. At the end of the 365-day period, if there remains $50 million or more of the net proceeds that the Company has not used in this manner, the Company would be required to use any such excess proceeds to offer to purchase the Notes at par in the manner described in the indenture.

The following are the contractual maturities related to the Notes, including interest payments:

	Payments due by period
	Carrying	Contractual
Notes balance as at	amount[1]	cash flows	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
December 31, 2019	$400.0	$554.0	$28.0	$56.0	$56.0	$414.0
December 31, 2018	$400.0	$582.0	$28.0	$56.0	$56.0	$442.0

1

The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $4.1 million as at December 31, 2019 (December 31, 2018 – $5.0 million). The carrying amount of the long-term debt also excludes the embedded derivative.

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

(b)	Equipment Loan

On June 27, 2019, the Company executed a €20.5 million ($23.3 million) loan agreement with Caterpillar Financial Services Corporation (the "Equipment Loan") with an interest rate of 5.23% per annum. The Equipment Loan, secured by certain mobile equipment at Essakane, matures on June 27, 2024 and is repayable in quarterly installments starting September 27, 2019. The Company incurred transaction costs of $0.3 million which have been capitalized and offset against the carrying amount of the Equipment Loan within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method. The loan is carried at amortized cost on the Consolidated balance sheets.

The following are the contractual maturities related to the Equipment Loan, including interest payments:

Payments due by period
Equipment Loan	Carrying	Contractual
balance as at	amount[1]	cash flows	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
December 31, 2019	$20.7	$23.3	$5.6	$10.5	$7.2	$—
December 31, 2018	$—	$—	$—	$—	$—	$—

1	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Equipment Loan of $0.3 million as at December 31, 2019 (December 31, 2018 – $nil).

(c)	Credit facility

On November 15, 2018, the Company amended its $250 million credit facility. These amendments included, amongst other things, increasing the credit facility to $500 million, extending the maturity to January 31, 2023, an option to increase commitments by $100 million, the ability to enter into leases of up to $250 million, the ability to enter into gold prepaid transaction(s) of no more than 225,000 ounces, and changes to the financial covenants including the elimination of the Minimum Tangible Net Worth covenant.

The credit facility provides for an interest rate margin above London Interbank Offered Rate ("LIBOR"), banker’s acceptance ("BA") prime rate and base rate advances which vary according to the total net debt ratio of the Company. Fees related to the credit facility vary according to the total net debt ratio of the Company. This credit facility is secured by some of the Company's real assets, guarantees by some of the Company’s subsidiaries and pledges of shares in some of the Company's subsidiaries. The key terms of the facility include limitations on incremental debt, restrictions on distributions and financial covenants including Net Debt to Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), and Interest Coverage. The Company was in compliance with its credit facility covenants as at December 31, 2019.

As of December 31, 2019, letters of credit worth $0.4 million were drawn against the credit facility for the guarantee of certain environmental indemnities (December 31, 2018 - $0.4 million).

(d)	Uncollateralized surety bonds

As at December 31, 2019, C$198.9 million (December 31, 2019 - $153.4 million; December 31, 2018 C$182.5 million, $133.7 million) of uncollateralized surety bonds were outstanding to guarantee the environmental indemnities related to the Doyon division and the Côté Gold Project (Note 16(a)). The uncollateralized surety bonds were issued pursuant to arrangements with international insurance companies.

21.	DEFERRED REVENUE

On January 15, 2019, the Company entered into a forward gold sale arrangement (the "Arrangement") with a syndicate of banks whereby the Company received a cash prepayment of $169.8 million in exchange for delivering 12,500 ounces of gold per month in 2022, with a gold floor price of $1,300 per ounce and a cap price of $1,500 per ounce.

The Arrangement has been accounted for as a contract in the scope of IFRS 15 whereby the cash prepayment has been recorded as deferred revenue in the consolidated balance sheets and will be recognized as revenue when deliveries are made. The prepayment represents a payment of the floor price of $1,300 per ounce. If the spot price on delivery of the gold ounces exceeds $1,300 per ounce, capped to $1,500 per ounce, the Company will receive the difference between the spot price and $1,300 per ounce in cash, which also will be recognized as revenue when the gold is delivered.

An interest cost, representing the significant financing component of the cash prepayment, is recognized as part of finance costs.

The following table summarizes the change in deferred revenue:

		Years ended December 31,
	Notes	2019	2018
Prepayment from customers		$169.8	$—
Finance costs	33	0.7	—
		$170.5	$—

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

22.	FINANCIAL INSTRUMENTS

	(a)	Risks

The Company is subject to various financial risks that could have a significant impact on profitability, levels of operating cash flow and financial conditions. Ongoing financial market conditions may have an impact on interest rates, gold prices and currency rates.

The Company is exposed to various liquidity, credit and market risks associated with its financial instruments, and manages those risks as follows:

		(i)	Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company’s approach to managing this risk is to ensure that there is sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damages.

As at December 31, 2019, in addition to the available credit facility (Note 20(c)), the Company’s cash and cash equivalents and short-term investments balance was $836.7 million (December 31, 2018 - $734.1 million). As at December 31, 2019, the Company had accounts payable and accrued liabilities of $211.9 million (December 31, 2018 - $196.0 million), other current liabilities of $13.4 million (December 31, 2018 - $6.8 million), Senior Notes payable of $388.1 million (December 31, 2018 - $398.5 million) and Equipment Loan payable of $20.4 million (December 31, 2018 - $nil).

The Company has a treasury policy designed to support management of liquidity risk as follows:

• Invest in financial instruments in order to preserve capital, maintain required liquidity and realize a competitive rate of return while considering an appropriate and tolerable level of credit risk;
• Evaluate, review and monitor on a periodic basis, credit ratings and limits for counterparties with whom funds are invested;
• Monitor cash balances within each operating entity;
• Perform short to medium-term cash flow forecasting, as well as medium and long-term forecasting incorporating relevant budget information; and
• Determine market risks inherent in the business, including currency, fuel and other non-gold commodities and evaluate, implement and monitor hedging strategies through the use of derivative instruments.

Under the terms of the Company’s derivative agreements, counterparties cannot require the immediate settlement of outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. The Company generally mitigates liquidity risk associated with these instruments by spreading out the maturity of its derivatives over time.

		(ii)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum amount of credit risk is equal to the balance of cash and cash equivalents, receivables, short-term investments, derivative assets and restricted cash. Where applicable, the measurement of the fair value of derivatives accounts for counterparty credit risk.

The Company holds cash and cash equivalents, short-term investments and restricted cash in credit worthy financial institutions that comply with the Company’s investment policy and its credit risk parameters.

For derivatives, the Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the exposure per counterparty, and monitoring the financial condition of the counterparties.

Credit risk related to gold receivables is considered minimal as gold is sold to creditworthy counterparties and settled promptly, usually within the following month.

Credit risk is also related to receivables from related parties and governments. The receivables from governments primarily relate to value added tax. The Company has rights to these receivables based on application of tax laws and regularly monitors collection of the amounts. Receivables from related parties relate to the Company's investments in its associate and joint ventures and the Company monitors collection in line with the terms of the underlying agreements.

		(iii)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there are no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative. Market risk comprises the following types of risks: share and commodity market price risk, currency risk, and interest rate risk.

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

(b)	Financial assets measured at fair value through other comprehensive income Marketable securities fair value reserve

Share market price exposure risk is related to the fluctuation in the market price of marketable securities. The Company’s portfolio of marketable securities is not part of its core operations, and accordingly, gains and losses from these marketable securities are not representative of the Company’s performance during the year. Consequently, the Company has designated all of its investments in marketable securities to be measured at fair value through Other comprehensive income ("OCI"). The Company’s portfolio of marketable securities is primarily focused on the mining sector and relates entirely to investments in equity securities.

	Years ended December 31,
	2019	2018
Proceeds from sale of marketable securities	$10.2	$0.9
Acquisition date fair value of marketable securities sold	(10.7)	(1.3)
Loss on sale of marketable securities recorded in OCI	$(0.5)	$(0.4)

(c)	Cash flow hedge fair value reserve

	(i)	Hedge gain/loss

			(Gain) loss reclassified or
	Gain (loss) recognized in cash		adjusted from cash flow hedge
	flow hedge reserve		reserve
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018
Exchange rate risk
Canadian dollar option contracts	$0.7	$(3.6)	$—	$(1.4)
Canadian dollar forward contracts	1.0	(0.6)	(0.4)	—
Euro option contracts	(1.4)	(1.2)	1.4	(2.6)
Crude oil option contracts	5.0	4.3	(2.2)	(8.0)
	5.3	(1.1)	(1.2)	(12.0)
Time value of option contracts excluded from hedge relationship	9.2	(15.8)	—	—
	$14.5	$(16.9)	$(1.2)	$(12.0)

	(Gain) loss reclassified or
	adjusted from cash flow hedge
	reserve to:
	Year ended	Year ended
	December 31,	December 31,
	2019	2018
Consolidated balance sheets
Property, plant and equipment	$0.2	$(1.1)
Consolidated statements of earnings
Cost of sales	(1.2)	(10.5)
General and administrative expenses	(0.2)	(0.4)
Total	$(1.2)	$(12.0)

There was no hedge ineffectiveness for the years ended December 31, 2019 and 2018.

(ii)	Currency exchange rate risk

Movements in the Canadian dollar (C$) and the euro (€) against the U.S. dollar ($) have a direct impact on the Company’s consolidated financial statements.

The Company manages its exposure to the Canadian dollar and the euro by executing option and forward contracts. The Company’s objective is to hedge its exposure to these currencies resulting from operating and capital expenditure requirements at some of its mine sites and corporate offices.

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

The Company has designated option and forward contracts as cash flow hedges for its highly probable forecasted Canadian dollar and euro expenditure requirements. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The change in fair value of the time value component of options is recorded in OCI as a cost of hedging.

As at December 31, 2019, the Company's outstanding derivative contracts which qualified for hedge accounting and the periods in which the cash flows are expected to occur and impact the Consolidated statements of earnings and Property, plant and equipment balance are as follows:

2020
Cash flow hedges
Exchange rate risk
Canadian dollar forward and option contracts (millions of C$)	186
Rate range ($/C$)[1]	1.30-1.36

1

The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options. The strike price for the call option is C$1.30 and the strike price for the put option is C$1.36. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price.

The table below sets out the fair value as at December 31, 2019, and what the fair value would have been based on an increase or decrease of 10% in the U.S. dollar exchange rate. The entire change in fair value would be recorded in the Consolidated statements of comprehensive income as Other comprehensive income.

	December 31,	Increase of	Decrease of
	2019	10%	10%

Canadian dollar (C$)	$1.4	$15.9	$(7.5)

Additional information on hedging instruments and hedged forecast transactions related to currency exchange rate risk as at December 31, 2019 and December 31, 2018 is as follows:

				Fair value changes used for
				calculating hedge
	Carrying amount			ineffectiveness

			Accumulated
			cash flow
			hedge fair
			value reserve	Hedging	Hedged
As at December 31, 2019	Assets	Liabilities	(before tax)	instruments	items

Canadian dollar option contracts	$1.4	$—	$—	$—	$—

Canadian dollar forward contracts	—	—	0.1	0.1	(0.1)

Euro option contracts	—	—	(1.1)	(1.1)	1.1

	$1.4	$—	$(1.0)	$(1.0)	$1.0

				Fair value changes used for
				calculating hedge
	Carrying amount			ineffectiveness

			Accumulated
			cash flow
			hedge fair
			value reserve	Hedging	Hedged
As at December 31, 2018	Assets	Liabilities	(before tax)	instruments	items

Canadian dollar option contracts	$—	$(4.5)	$(0.5)	$(0.5)	$0.5

Canadian dollar forward contracts	—	(0.6)	(0.6)	(0.6)	0.6

Euro option contracts	—	(0.2)	—	—	—

	$—	$(5.3)	$(1.1)	$(1.1)	$1.1

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

(iii)	Oil and fuel market price risk

Low sulfur diesel and fuel oil are key inputs to extract tonnage and, in some cases, to wholly or partially power operations. Brent crude oil and West Texas Intermediate ("WTI") crude oil are components of diesel and fuel oil, respectively, such that changes in the price of crude oil directly impacts diesel and fuel oil costs. The Company established a hedging strategy to limit the impact of fluctuations in crude oil prices and to economically hedge future consumption of diesel and fuel oil at the Rosebel and Essakane mines. The Company has designated option contracts as cash flow hedges for the crude oil component of its highly probable forecasted low sulfur diesel and fuel oil purchases.

As at December 31, 2019, the Company’s outstanding crude oil derivative contracts, which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact the Consolidated statements of earnings, are as follows:

	2020	2021	2022	2023	2024	Total
Brent crude oil option contracts (barrels)[1]	573	588	420	—	—	1,581
Option contracts with strike prices at ($/barrel)[2]	50-65	54-65	53-65	—	—
WTI crude oil option contracts (barrels)[1]	489	456	348	348	—	1,641
Option contracts with strike prices at ($/barrel)[2]	43-60	46-62	45-62	47-60	—

1	Quantities of barrels are in thousands.
2

The Company executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2020 through 2024. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price.

The table below sets out the fair value as at December 31, 2019, and what the fair value would have been based on an increase or a decrease of 10% of the price. The entire change in fair value would be recorded in the Consolidated statements of comprehensive income as Other comprehensive income.

	December 31,	Increase of	Decrease of
	2019	10%	10%
Brent crude oil option contracts	$ 0.5	$ 8.5	$ (6.4)
WTI crude oil option contracts	$ 0.9	$ 7.5	$ (4.8)

Additional information on hedging instruments and hedged forecast transactions related to oil and fuel market price risk as at December 31, 2019 and December 31, 2018 was as follows:

				Fair value changes used for
				calculating hedge
	Carrying amount			ineffectiveness
			Accumulated
			cash flow
			hedge fair
			value
			reserve	Hedging	Hedged
As at December 31, 2019	Assets	Liabilities	(before tax)	instruments	items
Brent crude oil option contracts	$1.8	$(1.3)	$0.9	$0.9	$(0.9)
WTI crude oil option contracts	1.9	(1.0)	0.9	0.9	(0.9)
	$3.7	$(2.3)	$1.8	$1.8	$(1.8)

				Fair value changes used for
				calculating hedge
	Carrying amount			ineffectiveness
			Accumulated
			cash flow
			hedge fair
			value reserve	Hedging	Hedged
As at December 31, 2018	Assets	Liabilities	(before tax)	instruments	items
Brent crude oil option contracts	$0.1	$(2.6)	$(1.0)	$(1.0)	$1.0
WTI crude oil option contracts	—	(2.7)	—	—	—
	$0.1	$(5.3)	$(1.0)	$(1.0)	$1.0

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

(d)	Gain (loss) on non-hedge derivatives and warrants

Gains and losses on non-hedge derivatives, including embedded derivatives and warrants are included in Interest income, derivatives and other investment gains (losses) (note 34) in the Consolidated statement of earnings (loss).

These gains and losses relate to the Company's fair value movements of the outstanding non-hedge derivative contract, the embedded derivative related to prepayment options for the Notes (note 20(a)), and warrants associated with investments in marketable securities.

		Years ended December 31,
	Notes	2019	2018
Non-hedge derivative contract		$0.1	$—
Embedded derivative	20 (a)	11.3	(6.1)
Warrants		5.8	(3.0)
	34	$17.2	$(9.1)

23.	FAIR VALUE MEASUREMENTS

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

	-	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities which the entity can access at the measurement date.
	-	Level 2 inputs are inputs other than quoted prices included within Level 1 which are observable for the asset or liability, either directly or indirectly such as those derived from prices.
	-	Level 3 inputs are unobservable inputs for the asset or liability.

There have been no changes in the classification of the financial instruments in the fair value hierarchy since December 31, 2018.

	(a)	Financial assets and liabilities measured at fair value on a recurring basis

The Company’s fair values of financial assets and liabilities were as follows:

		December 31, 2019
	Carrying				Total Fair
	Amount	Level 1	Level 2	Level 3	Value
Assets
Cash and cash equivalents	$830.6	$830.6	$—	$—	$830.6
Short-term investments	6.1	6.1	—	—	6.1
Restricted cash	28.1	28.1	—	—	28.1
Marketable securities and warrants	17.9	7.4	4.5	6.0	17.9
Derivatives
Currency contracts	1.4	—	1.4	—	1.4
Crude oil contracts	3.7	—	3.7	—	3.7
Embedded derivative	12.0	—	12.0	—	12.0
	$899.8	$872.2	$21.6	$6.0	$899.8
Liabilities
Derivatives
Crude oil contracts	(2.3)	—	(2.3)	—	(2.3)
Long-term debt - 7% Senior Notes[1]	(400.0)	(416.8)	—	—	(416.8)
Long-term debt - Equipment Loan[2]	(20.7)	—	(20.8)	—	(20.8)
	$(423.0)	$(416.8)	$(23.1)	$—	$(439.9)

1

The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $4.1 million as at December 31, 2019. The carrying amount of the long-term debt also excludes the embedded derivative.

2	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Equipment Loan of $0.3 million as at December 31, 2019.

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

		December 31, 2018
	Carrying				Total Fair
	Amount	Level 1	Level 2	Level 3	Value
Assets
Cash and cash equivalents	$615.1	$615.1	$—	$—	$615.1
Short-term investments	119.0	119.0	—	—	119.0
Restricted cash	23.9	23.9	—	—	23.9
Marketable securities and warrants	15.3	6.9	2.4	6.0	15.3
Bond fund investments	1.0	1.0	—	—	1.0
Derivatives
Crude oil contracts	0.1	—	0.1	—	0.1
Embedded derivative	0.7	—	0.7	—	0.7
	$775.1	$765.9	$3.2	$6.0	$775.1
Liabilities
Derivatives
Currency contracts	$(5.3)	$—	$(5.3)	$—	$(5.3)
Crude oil contracts	(5.3)	—	(5.3)	—	(5.3)
Long-term debt - 7% Senior Notes[1]	$(400.0)	$(381.2)	$—	$—	$(381.2)
	$(410.6)	$(381.2)	$(10.6)	$—	$(391.8)
1

The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $5.0 million as at December 31, 2018. The carrying amount of the long-term debt also excludes the embedded derivative.

(b)	Valuation techniques

Cash, cash equivalents, short-term investments and restricted cash

Cash, cash equivalents, short-term investments and restricted cash are included in Level 1 due to the short-term maturity of these financial assets.

Marketable securities and warrants

The fair value of marketable securities included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market which is the principal active market for the particular security. The fair value of warrants included in Level 2 is obtained through the use of Black-Scholes pricing model, which uses share price inputs and volatility measurements. The fair value of investments in equity instruments which are not actively traded is determined using valuation techniques which require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company uses the latest market transaction price for these securities, obtained from the entity, to value these marketable securities.

Marketable securities included in level 3
Balance, December 31, 2018 and 2017	$ 6.0
Change in fair value reported in Other comprehensive income, net of income taxes	—
Balance, December 31, 2019	$ 6.0

Bond fund investments

The fair value of bond fund investments included in Level 1 is measured using quoted prices (unadjusted) in active markets.

Derivatives

For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company then calculates a credit valuation adjustment to reflect the counterparty’s or the Company’s own default risk. Valuations are based on market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.

Embedded derivative

The fair value of the embedded derivative as at December 31, 2019 was $12.0 million and is accounted for at FVTPL. The valuation is based on the discounted cash flows at the risk-free rate to determine the present value of the prepayment option. Key inputs used in the valuation include the credit spread, volatility parameter and the risk-free rate curve. Valuation of the prepayment option is therefore classified within Level 2 of the fair value hierarchy.

Senior Notes

The fair value of Senior Notes required to be disclosed is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy. The fair value of the Senior Notes as at December 31, 2019 was $416.8 million (December 31, 2018 - $381.2 million).

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

Equipment Loan

The fair value of the Equipment Loan required to be disclosed is determined by applying a discount rate, reflecting the credit spread based on the Company's credit rating to future cash flows and is therefore classified within Level 2 of the fair value hierarchy. The fair value of the Equipment Loan as at December 31, 2019 was $20.8 million (December 31, 2018 - $nil).

Other financial assets and liabilities

The fair value of all other financial assets and liabilities of the Company approximate their carrying amounts.

24.	CAPITAL MANAGEMENT

IAMGOLD’s objectives when managing capital are to:

	•	Ensure the Company has sufficient financial capacity to support its operations, current mine development plans, and long- term growth strategy;
	•	Ensure the Company complies with its long-term debt covenants; and
	•	Protect the Company’s value with respect to market and risk fluctuations.

		December 31,	December 31,
	Notes	2019	2018
Cash and cash equivalents	6	$830.6	$615.1
Short-term investments	7	6.1	119.0
		$836.7	$734.1
Capital items:
Long-term debt - 7% Senior Notes[1]	20 (a)	$400.0	$400.0
Long-term debt - Equipment Loan[2]	20 (b)	20.7	—
Credit facility available for use	20 (c)	499.6	499.6
Common shares		2,686.8	2,680.1
		$3,607.1	$3,579.7

1	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $4.1 million as at December 31, 2019 (December 31, 2018 – $5.0 million).
2	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Equipment Loan of $0.3 million as at December 31, 2019 (December 31, 2018 – $nil).

The Company is in a capital intensive industry that experiences lengthy development lead times as well as risks associated with capital costs and timing of project completion. Factors affecting these risks, which are beyond the Company’s control, include the availability of resources, the issuance of necessary permits, costs of various inputs and the volatility of the gold price.

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategy, the forward gold price, the mining industry, economic conditions and associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend its credit facility, issue new debt, repay existing debt, purchase or sell gold bullion or enter into forward gold sale arrangements.

The Senior Notes indenture contains a restriction on the use of proceeds from the sale of certain assets. Refer to note 20(a).

25.	SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares, first preference shares issuable in series and second preference shares issuable in series.

		Year ended December 31,
Number of common shares (in millions)	Notes	2019	2018
Outstanding, beginning of the year		466.8	465.9
Equity issuance		1.0	—
Issuance of shares for share-based compensation	28	1.2	0.9
Outstanding, end of the year		469.0	466.8

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

Contingently issuable shares

On December 12, 2016, the Company finalized the agreement with the Government of Suriname to acquire the rights to the Saramacca property. Under the terms of the agreement, the rights to the Saramacca property were transferred to Rosebel in exchange for an initial cash payment of $10.0 million which was accounted for as an Exploration and evaluation asset. The purchase consideration also included 3.125 million contingently issuable IAMGOLD common shares to be delivered in three approximately equal tranches in 12 month intervals, from the date the rights to the Saramacca property were transferred to Rosebel. In addition, the agreement provides for a potential upward adjustment to the purchase price based on the contained gold ounces identified at the Saramacca property in indicated and measured resource categories, within a certain Whittle shell, over the first 24 months, to a maximum of $10.0 million. Under the terms of the agreement, the Company can at any time during the course of the agreement provide 60 days' notice to the Government of Suriname and terminate the agreement. In such an event, any contingently issuable IAMGOLD common shares not already issued will no longer be required to be delivered to the Government of Suriname.

On November 27, 2017, the Company issued the first tranche of the 3.125 million contingently issuable IAMGOLD common shares to the Government of Suriname and retained the right to explore the Saramacca property. This equity issuance of 1.042 million IAMGOLD common shares was accounted for as an Exploration and evaluation asset of $5.9 million in the year ended December 31, 2017, based on the fair value of the IAMGOLD common shares on the date of the issuance.

On November 29, 2018, the Company amended the agreement with the Government of Suriname such that the parties may substitute the issuance of the second tranche of shares with a cash payment. On December 11, 2018, a cash payment equivalent to the second tranche of 1.042 million IAMGOLD common shares was made to the Government of Suriname, at a price of $3.11 per share based on the volume weighted average price of the last 20 days, for a total payment of $3.2 million.

On November 29, 2019, the Company issued the third tranche of the 3.125 million contingently issuable IAMGOLD common shares to the government of Suriname. This equity issuance of 1.042 million IAMGOLD common shares was accounted for as Property, plant and equipment of $3.8 million based on the fair value of the IAMGOLD common shares on the date of the issuance.

26.	NON-CONTROLLING INTERESTS

Financial information of subsidiaries that have material non-controlling interests are provided below:

	December 31, 2019		December 31, 2018
	Essakane	Rosebel	Essakane	Rosebel
Percentage of voting rights held by non-
controlling interests	10%	5%	10%	5%
Accumulated non-controlling interest	$42.6	$25.7	$30.3	$25.3
Net earnings attributable to non-controlling interests	$12.8	$0.4	$5.8	$0.9
Dividends paid to non-controlling interests[1]	$0.5	$—	$1.0	$1.5

1	For the year ended December 31, 2019, dividends paid to other non-controlling interests amounted to $1.4 million (December 31, 2018 – $1.2 million).

Selected summarized information relating to these subsidiaries are provided below, before any intercompany eliminations:

	December 31, 2019		December 31, 2018
	Essakane	Rosebel	Essakane	Rosebel
Current assets	$297.4	$180.6	$245.1	$172.8
Non-current assets	958.3	756.0	865.8	675.1
Current liabilities	(109.2)	(81.0)	(96.7)	(68.4)
Non-current liabilities	(550.4)	(289.5)	(543.5)	(221.7)
Net assets	$596.1	$566.1	$470.7	$557.8
	Year ended		Year ended
	December 31, 2019		December 31, 2018
Revenues	$579.2	$352.5	$564.1	$386.0
Net earnings and other comprehensive income	$130.4	$8.5	$52.1	$17.3

Net cash from operating activities	$198.0	$53.3	$181.8	$61.6
Net cash used in investing activities	(104.5)	(83.3)	(161.4)	(67.9)
Net cash used in financing activities	(30.9)	(0.4)	(45.2)	(36.1)
Net increase (decrease) in cash and cash equivalents	$62.6	$(30.4)	$(24.8)	$(42.4)

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

The Company’s ability to access or use the assets of Essakane and Rosebel to settle its liabilities is not significantly restricted by known current contractual or regulatory requirements, or from the protective rights of non-controlling interests. Dividends payable by Rosebel must be approved by the Rosebel Supervisory Board, which includes representation from the non-controlling interest.

27.	LOSS PER SHARE

	Years ended December 31,
	2019	2018
Numerator

Net loss from continuing operations attributable to equity holders of IAMGOLD	$(373.3)	$(31.4)
Net earnings (loss) from discontinued operations attributable to equity holders of
IAMGOLD	$(39.3)	$3.2
Net loss attributable to equity holders of IAMGOLD	$(412.6)	$(28.2)
Denominator (in millions)
Weighted average number of common shares (basic)	468.0	466.5
Basic and diluted loss from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$(0.80)	$(0.07)
Basic and diluted earnings (loss) from discontinued operations attributable to equity holders of IAMGOLD per share ($/share)	$(0.08)	$0.01
Basic and diluted loss attributable to equity holders of IAMGOLD ($/share)	$(0.88)	$(0.06)

Due to a net loss from continuing operations attributable to equity holders of IAMGOLD for the years ended December 31, 2019 and December 31, 2018, share options and restricted share units were anti-dilutive.

Equity instruments excluded from the computation of diluted loss per share, which could be dilutive in the future, were as follows:

		Years ended December 31,
(in millions)	Notes	2019	2018
Share options	28 (a)	7.5	7.1
Full value awards	28 (b)	5.3	5.2
Contingently issuable shares	25	—	1.0
		12.8	13.3

28.	SHARE-BASED COMPENSATION

	Years ended December 31,
	2019	2018
Share option award plan	$2.4	$2.3
Full value award plans	6.8	6.1
	$9.2	$8.4

(a)	Share option award plan

The Company has a comprehensive share option plan for its full-time employees, directors and officers. The options vest over four to five years and expire no later than seven years from the grant date.

The reserve for share options has a maximum allotment of 25,505,624 common shares. As of December 31, 2019, the total number of shares in reserve was 11,374,026 of which 7,486,326 were outstanding and 3,887,700 were unallocated.

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

	Year ended		Year ended
	December 31, 2019		December 31, 2018
		Weighted
		average		Weighted
	Share	exercise	Share	average
	options	price (C$/	options	exercise
	(in millions)	share)[1]	(in millions)	price (C$/share)[1]
Outstanding, beginning of the year	7.1	$6.15	6.7	$6.81
Granted	1.4	4.74	1.0	6.83
Exercised	—	—	(0.1)	4.48
Forfeited	(0.2)	5.75	(0.1)	12.77
Expired	(0.8)	13.29	(0.4)	18.79
Outstanding, end of the year	7.5	$5.11	7.1	$6.15
Exercisable, end of the year	3.9	$5.16	3.7	$7.16

1	Exercise prices are denominated in Canadian dollars. The exchange rate at December 31, 2019 between the U.S. dollar and Canadian dollar was $0.7715/C$.

The following table summarizes information related to share options outstanding at December 31, 2019:

	Number	Weighted Average	Weighted Average
Range of Prices	Outstanding	Remaining Contractual	Exercise Price
C$/share	(millions)	Life (years)	(C$/share)
1.01 - 5.00	4.0	3.5	$3.96
5.01 - 10.00	3.5	3.2	6.41
	7.5	3.4	$5.11

The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the options granted. The estimated fair value of the options is expensed over their expected life.

	Years ended December 31,
	2019	2018
Weighted average risk-free interest rate	1.8%	2.0%
Weighted average expected volatility[1]	62.8%	65.0%
Weighted average dividend yield	0.0%	0.0%
Weighted average expected life of options issued (years)	5.0	5.0
Weighted average grant-date fair value (C$ per share)	$2.54	$3.77
Weighted average share price at grant date (C$ per share)	$4.74	$6.83
Weighted average exercise price (C$ per share)	$4.74	$6.83
1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

(b)	Full value award plans

(i) Full value award reserve

The Company has a reserve for deferred share units, restricted share units and performance share units for employees and directors with a maximum allotment of 13,756,762 common shares. As of December 31, 2019, the total number of shares in reserve was 9,170,772 of which 5,277,790 were outstanding and 3,892,982 were unallocated.

A summary of the status of the Company’s deferred share units and restricted share units issued to employees and directors under the full value award plan and changes during the year is presented below.

	Years ended December 31,
(in millions)	2019	2018
Outstanding, beginning of the year	5.2	4.6
Granted	2.0	2.0
Issued	(1.2)	(0.8)
Forfeited	(0.7)	(0.6)
Outstanding, end of the year	5.3	5.2

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

(ii) Summary of awards granted

Deferred share units

Effective January 1, 2017, directors can elect to receive the equity portion of their annual retainer in the form of deferred share units or restricted share units. Deferred share units vest at the end of each year and are released upon a director leaving the Board. The deferred share units are equity settled and have no cash settlement alternatives. As the deferred share units are equity settled, the cost to the Company is based on the grant date fair value.

The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the deferred share units granted. The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2019	2018
Weighted average risk-free interest rate	1.9%	1.7%
Weighted average expected volatility[1]	44.0%	44.0%
Weighted average dividend yield	0.0%	0.0%
Weighted average expected life of deferred share units issued (years)	1.0	1.0
Weighted average grant-date fair value (C$ per share)	$5.01	$7.26
Weighted average share price at grant date (C$ per share)	$5.01	$7.26
1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the units.

Restricted share units

Executive officers, directors and certain employees are granted restricted share units from the full value award reserve on an annual basis.

Employee restricted share unit grants vest over twelve to thirty-six months, have no restrictions upon vesting and are equity settled. There are no cash settlement alternatives and no vesting conditions other than service.

Restricted share units are granted to employees based on performance objectives and criteria determined on an annual basis based on guidelines established by the Human Resources and Compensation Committee of the Board of Directors. The amount of shares granted is determined as part of the employees’ overall compensation.

The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the restricted share units granted. The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2019	2018
Weighted average risk-free interest rate	1.8%	1.9%
Weighted average expected volatility[1]	55.0%	64.0%
Weighted average dividend yield	0.0%	0.0%
Weighted average expected life of restricted share units issued (years)	3.0	3.0
Weighted average grant-date fair value (C$ per share)	$4.73	$6.76
Weighted average share price at grant date (C$ per share)	$4.73	$6.76
1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the restricted share units.

(c)	Share purchase plan

The Company has a share purchase plan for employees with more than three months of continuous service. Participants determine their contribution as a whole percentage of their base salary from 1% to 10%. The Company matches 75% of the first 5% of employee contributions, to a maximum of 3.75% of the employee’s salary, towards the purchase of shares on the open market. No shares are issued from treasury under the share purchase plan. The Company’s contribution is expensed and is considered vested at the end of the day on December 31 of each calendar year.

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

29.	COST OF SALES

	Years ended December 31,
	2019	2018
Operating costs[1]	$672.0	$662.2
Royalties	48.6	46.5
Depreciation expense[2]	275.1	265.4
	$995.7	$974.1
1	Operating costs include mine production, transport and smelter costs, and site administrative expenses.
2	Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.

30.	GENERAL AND ADMINISTRATIVE EXPENSES

		Years ended December 31,
	Notes	2019	2018
Salaries		$21.6	$23.1
Director fees and expenses		1.1	0.9
Professional and consulting fees		5.3	5.6
Other administration costs		4.5	4.7
Share-based compensation		8.2	7.4
(Gain) on cash flow hedge	22 (c)	(0.2)	(0.4)
Depreciation expense		1.5	0.8
		$42.0	$42.1

31.	IMPAIRMENT CHARGES, NET OF REVERSAL

	Years ended December 31,
	2019	2018
Doyon CGU[1]
Property, plant and equipment	$395.0	$—
Essakane CGU
Property, plant and equipment	(122.0)	—
Other
Property, plant and equipment[2]	12.5	—
Exploration and evaluation assets	2.3	—
	$287.8	$—
1	The Doyon CGU consists of the Doyon, Mouska, and Westwood mines.
2	Impairment of detox plant at the Essakane mine.

The company performs impairment testing for its Property, plant and equipment and Exploration and evaluation assets when indications of potential impairment or reversal of previously recognized impairment are identified.

Doyon CGU

The Company studied various design approaches to Westwood and developed a preliminary life of mine plan in the fourth quarter 2019. The preliminary life of mine plan incorporated modified mining methods, operational practices and revised productivity assumptions, based on recent operating experience at the mine. The preliminary life of mine plan is not a National Instrument 43-101 technical report, but management's best estimate as at December 31, 2019. The Company continues to work with experts in seismically active, narrow vein underground mines in order to develop the updated mining and development plan for Westwood. The Company plans to complete an updated life of mine plan and technical report for Westwood in accordance with National Instrument 43-101 in the second quarter 2020. The measurable decrease in Westwood's estimated future cash flows anticipated in the preliminary life of mine plan, was considered to be an indicator of impairment for the Doyon CGU.

As a result, an assessment was performed for the Doyon CGU, and it was determined that the carrying amount exceeded its recoverable amount of $117.0 million. This resulted in an impairment charge of $395.0 million being recognized in the Consolidated statements of earnings (loss).

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

Essakane CGU

As a result of the continued increase in the spot price of gold and the significant increase in analyst consensus for future gold prices, the Company increased its short-term and long-term gold price estimates as at December 31, 2019, which was considered to be an indicator of reversal of previously recognized impairment, as the gold price represented a significant change in the key inputs used to determine the Essakane CGU’s recoverable amount.

As a result, an assessment was performed for the Essakane CGU, and it was determined that the recoverable amount of $774.0 million exceeded its carrying amount. This resulted in a $122.0 million reversal of the previous impairment charge recorded in 2013 being recognized in the Consolidated statements of earnings (loss).

The recoverable amount of the CGUs were determined by calculating the fair value less costs of disposal ("FVLCD"), which has been determined to be greater than value in use. The FVLCD was determined by calculating the net present value of the estimated future cash flows (level 3 of the fair value hierarchy). The significant estimates and assumptions used in determining the FVLCD for the CGUs were life of mine production profile, future gold prices, future foreign exchange rates, reserves and resources, discount rate, value of un-modeled mineralization and future capital and operating expenditures. The estimates of future cash flows were derived from the preliminary life of mine plan of approximately 17 years for the Doyon CGU and the life of mine plan of approximately 11 years for the Essakane CGU, which is based on management's current best estimates of optimized mine and processing plans, future operating costs and capital expenditures.

Management estimated gold prices based on observable market data, including spot price and industry analysts forecast consensus. The Company used an estimated gold price of $1,445 per ounce for 2020, $1,435 per ounce for 2021, $1,385 per ounce for 2022 and $1,350 per ounce for 2023 and beyond. Revenues and costs incurred in currencies other than the U.S dollar were translated to U.S. dollar equivalents using estimated foreign exchange rates based on observable market data from independent sources of economic data. The Company used an estimated U.S.$/Canadian $ exchange rate of 1.30 for the first five years and 1.25 for 2025 and beyond and the Company used an estimated €/U.S.$ exchange rate of 1.2 for all years.

The future cash flows used to calculate the FVLCD were discounted using a real weighted average cost of capital of 4.5% for the Doyon CGU and 7.0% for the Essakane CGU, which reflected specific market risk factors for the mines. Un-modeled mineralization for the CGUs was valued at $38 - $45 per ounce, based on recent market transactions.

32.	OTHER EXPENSES

		Years ended December 31,
	Notes	2019	2018
Changes in asset retirement obligations at closed sites	16 (a)	$21.0	$7.3
Write-down of assets		6.7	9.2
Restructuring costs		3.2	—
Consulting costs		6.4	2.5
Other		6.1	2.5
		$43.4	$21.5

33.	FINANCE COSTS

		Years ended December 31,
	Notes	2019	2018
Interest expense		$8.1	$2.7
Credit facility fees		4.9	4.9
Accretion expense	16 (a)	0.7	1.2
Other	21	0.7	—
		$14.4	$8.8

Total interest paid during the year ended December 31, 2019 was $30.5 million (December 31, 2018 - $28.4 million). Interest paid relates to interest charges on notes, credit facilities, the equipment loan and leases.

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

34.	INTEREST INCOME, DERIVATIVES AND OTHER INVESTMENT GAINS (LOSSES)

		Years ended December 31,
	Notes	2019	2018
Interest income		$12.6	$13.3
Gain (loss) on non-hedge derivatives and warrants	22 (d)	17.2	(9.1)
Other gains (losses)		(0.7)	0.7
		$29.1	$4.9

35.	EXPENSES BY NATURE

The following employee benefits expenses are included in cost of sales, general and administrative expenses, and exploration expenses.

	Years ended December 31,
	2019	2018
Salaries, short-term incentives, and other benefits	$203.9	$210.2
Share-based compensation	8.8	8.0
Other	4.4	3.8
	$217.1	$222.0

36.	CASH FLOW ITEMS

	(a)	Adjustments for other non-cash items within operating activities

		Years ended December 31,
	Notes	2019	2018
Share-based compensation	28	$9.2	$8.4
Write-down of related party loan receivable	38	—	10.9
Write-down of assets	32	6.7	9.2
Write-down (reversal of write-down) of inventories	10	(12.3)	4.9
Effects of exchange rate fluctuation on cash and cash equivalents		(1.5)	4.7
Effect of exchange rate fluctuation on short-term investments		2.3	5.2
Effects of exchange rate fluctuation on restricted cash		0.5	0.3
Other		(1.5)	2.5
		$3.4	$46.1

(b)	Movements in non-cash working capital items and non-current ore stockpiles

	Years ended December 31,
	2019	2018
Receivables and other current assets	$12.3	$(12.1)
Inventories and non-current ore stockpiles	(22.2)	(87.8)
Accounts payable and accrued liabilities	5.4	2.3
	$(4.5)	$(97.6)

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

(c)	Net cash used in operating activities related to closed mines

		Years ended December 31,
	Notes	2019	2018
Net loss from closed mines		$(27.4)	$(7.4)
Adjustments for:
Share of net earnings (loss) from investment in associate and
incorporated joint ventures, net of income taxes	11	(0.1)	(1.0)
Finance costs at closed mines	33	1.0	1.1
Changes in estimates of asset retirement obligations at closed
sites	32	21.0	7.3
Other		—	0.2
Loss on investment in Yatela	12	5.3	—
Movement in non-cash working capital at closed sites		—	0.3
Adjustments for cash items:
Disbursements related to asset retirement obligations at closed
sites	16 (a)	(2.1)	(2.9)
Disbursements related to Yatela closure plan		—	(0.9)
		$(2.3)	$(3.3)

(d)	Other investing activities

		Years ended December 31,
	Notes	2019	2018
Disposal (acquisition) of investments		$2.8	$(8.0)
Repayment (prepayment) for other assets		2.8	(2.9)
Advances to related parties	38	(0.2)	(1.2)
Repayments from related parties	38	4.3	12.6
Other		(1.4)	—
		$8.3	$0.5

(e)	Reconciliation of long-term debt arising from financing activities

		Equipment	7% Senior
	Notes	Loan	Notes	Total
Balance, January 1, 2018		$—	$391.6	$391.6
Non-cash changes:
Amortization of deferred financing charges		—	0.8	0.8
Change in fair value of embedded derivative	22 (d)	—	6.1	6.1
Balance, December 31, 2018		$—	$398.5	$398.5
Cash changes:
Proceeds from equipment loan	20 (b)	23.3	—	23.3
Deferred transaction costs		(0.3)	—	(0.3)
Repayments		(2.3)	—	(2.3)
Non-cash changes:
Amortization of deferred financing charges		—	0.9	0.9
Foreign currency translation		(0.3)	—	(0.3)
Change in fair value of embedded derivative	22 (d)	—	(11.3)	(11.3)
Balance, December 31, 2019		$20.4	$388.1	$408.5

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

37.	COMMITMENTS

	December 31,	December 31,
	2019	2018
Purchase obligations	$124.4	$110.2
Capital expenditure obligations	42.0	36.6
Lease obligations	65.2	26.1
	$231.6	$172.9

(a)	Commitments – payments due by period

As at December 31, 2019	Total	<1 yr1	1-2 yrs[2]	3-4 yrs[3]	>4 yrs[4]
Purchase obligations	$124.4	$119.2	$3.3	$1.1	$0.8
Capital expenditure obligations	42.0	34.6	7.4	—	—
Lease obligations	65.2	16.2	27.8	19.3	1.9
	$231.6	$170.0	$38.5	$20.4	$2.7
1	Due over the period from January 1, 2020 to December 31, 2020.
2	Due over the period from January 1, 2021 to December 31, 2022.
3	Due over the period from January 1, 2023 to December 31, 2024.
4	Due from January 1, 2025 and beyond.

(b) Royalties included in cost of sales

Production from certain mining operations is subject to third party royalties (included in the Cost of sales) based on various methods of calculation summarized as follows:

	December 31,	December 31,
	2019	2018
Essakane[1]	$27.1	$25.0
Rosebel[2]	21.5	21.5
	$48.6	$46.5

1

Royalty based on a percentage of gold sold applied to the gold market price the day before shipment; the royalty percentage varies according to the gold market price: 3% if the gold market price is lower or equal to $1,000 per ounce, 4% if the gold market price is between $1,000 and $1,300 per ounce, or 5% if the gold market price is above $1,300 per ounce.

2

2% in-kind royalty per ounce of gold production and price participation of 6.5% on the amount exceeding a market price of $425 per ounce when applicable, using for each calendar quarter the average market price determined by the London Gold Fix P.M. In addition, 0.25% of all minerals produced at Rosebel are payable to a charitable foundation for the purpose of promoting local development of natural resources within Suriname.

38.	RELATED PARTY TRANSACTIONS

(a) Receivables and other current assets from related parties

The Company had the following related party transactions included in Receivables and other current assets and in Assets classified as held for sale in the Consolidated balance sheets:

		Years ended December 31,
	Notes	2019	2018
Sadiola and Yatela (Non-interest bearing)
Balance, beginning of the year		$0.1	$0.1
Advances		0.2	0.3
Repayments		(0.3)	(0.3)
Balance, end of the year	9	$—	$0.1
Sadiola Sulphide Project (LIBOR plus 2%)[1]
Balance, beginning of the year		$14.0	$36.3
Advances		—	0.9
Repayments		(4.0)	(12.3)
Write-down of receivable[2]	12	—	(10.9)
Reclassified to assets held for sale	12	(10.0)	—
Balance, end of the year	12, 15	$—	$14.0
1

These advances were part of an extended loan agreement, reached in the fourth quarter of 2016, for the Sadiola Sulphide Project, and are to be repaid on the earlier of December 31, 2020 or, at such time as Sadiola has sufficient free cash flow.

2	Write-down of receivable due to a decrease in the fair value of the collateral.

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

During the year ended December 31, 2019, the Company spent $nil (December 31, 2018 - $0.9 million) to fund the Yatela closure plan. Funding of the closure plan had been recognized as a reduction of the provision for Yatela as a result of the Company equity accounting for the investment (note 12). With the reclassification of the investment in Yatela to liabilities held for sale, subsequent funding will reduce the liabilities held for sale.

(b) Compensation of key management personnel

Compensation breakdown for key management personnel, comprising of the Company’s directors and executive officers, is as follows:

	Years ended December 31,
	2019	2018
Salaries and other benefits	$5.6	$7.1
Share-based payments	5.1	4.4
	$10.7	$11.5

39.	SEGMENTED INFORMATION

The Company’s gold mines are divided into geographic segments as follows:

	•	Burkina Faso - Essakane mine;
	•	Suriname - Rosebel mine;
	•	Canada - Doyon division, including Westwood mine;
	•	Discontinued operations - Incorporated joint ventures (Mali) - Sadiola mine (41%) and Yatela mine (40%), classified as held for sale

The Company’s non-gold segments are divided as follows:

	•	Exploration and evaluation and development; and
	•	Corporate - includes royalty interests located in Canada and investments in associates and incorporated joint ventures.

	December 31, 2019			December 31, 2018
	Total non-			Total non-
	current	Total	Total	current	Total	Total
	assets	assets	liabilities	assets	assets	liabilities
Gold mines
Burkina Faso	$958.1	$1,255.6	$254.2	$865.3	$1,110.6	$210.6
Suriname	756.1	938.5	360.8	674.3	847.1	292.9
Canada	315.4	338.9	203.7	717.2	747.7	207.1
Total gold mines excluding
incorporated joint ventures	2,029.6	2,533.0	818.7	2,256.8	2,705.4	710.6
Exploration and evaluation and
development	510.7	605.5	13.6	465.6	548.8	11.8
Corporate[1]	58.8	723.6	611.0	151.7	706.8	446.0
Total per consolidated financial
statements	$2,599.1	$3,862.1	$1,443.3	$2,874.1	$3,961.0	$1,168.4
Discontinued operations -
Incorporated joint ventures (Mali)[2]	$63.5	$140.7	$123.2	$103.1	$166.0	$123.6
1	The carrying amount of the Investment in incorporated joint ventures is included in the corporate segment as non-current assets.
2

The breakdown of the financial information for the incorporated joint ventures has been disclosed above as it is reviewed regularly by the Company's Chief Operating Decision Maker ("CODM") to assess the performance of the incorporated joint ventures and to make resource allocation decisions.

IAMGOLD CORPORATION
2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019

Year ended December 31, 2019

	Consolidated statements of earnings information
				General				Earnings
		Cost of	Depreciation	and		Impairment		(loss) from	Capital
	Revenues	sales[1]	expense[2]	administrative[3]	Exploration	(Reversal)	Other	operations	expenditures[4]
Gold mines
Burkina Faso	$579.2	$365.4	$149.0	$—	$—	$(109.5)	$1.5	$172.8	$101.0
Suriname	352.5	255.8	70.6	—	3.7	—	3.9	18.5	83.7
Canada	133.6	99.4	48.1	—	—	395.0	27.8	(436.7)	31.7
Total gold mines excluding
incorporated joint ventures	1,065.3	720.6	267.7	—	3.7	285.5	33.2	(245.4)	216.4
Exploration and evaluation
and development[5]	—	—	—	—	30.8	—	0.3	(31.1)	31.3
Corporate[6]	—	—	7.4	42.0	—	2.3	9.9	(61.6)	3.7
Total per consolidated
financial statements	1,065.3	720.6	275.1	42.0	34.5	287.8	43.4	(338.1)	251.4
Discontinued operations -
Incorporated joint ventures
(Mali)[7]	74.4	47.0	1.6	—	—	36.3	3.4	(13.9)	—
	$1,139.7	$767.6	$276.7	$42.0	$34.5	$324.1	$46.8	$(352.0)	$251.4

1 Excludes depreciation expense.

2 Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.

3 Includes depreciation expense relating to Corporate and Exploration and evaluation assets.

4 Includes cash expenditures for Property, plant and equipment and Exploration and evaluation assets.

5 Closed site costs on Exploration and evaluation properties included in Other expenses.

6 Includes earnings from royalty interests.

7 Net earnings from incorporated joint ventures are included in a separate line in the Consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s CODM to assess its performance and to make resource allocation decisions.

Year ended December 31, 2018

	Consolidated statements of earnings information
				General				Earnings
		Cost of	Depreciation	and		Impairment		(loss) from	Capital
	Revenues	sales[1]	expense[2]	administrative[3]	Exploration	(Reversal)	Other	operations	expenditures[4]
Gold mines
Burkina Faso	$564.1	$338.0	$135.1	$—	$—	$—	$7.0	$84.0	$158.2
Suriname	386.0	260.7	82.7	—	4.6	—	1.6	36.4	64.7
Canada	160.5	110.0	45.0	—	—	—	7.4	(1.9)	55.1
Total gold mines excluding
incorporated joint ventures	1,110.6	708.7	262.8	—	4.6	—	16.0	118.5	278.0
Exploration and evaluation
and development[5]	—	—	—	—	34.6	—	0.7	(35.3)	17.8
Corporate[6]	0.4	—	2.6	42.1	—	—	4.8	(49.1)	5.1
Total per consolidated
financial statements	1,111.0	708.7	265.4	42.1	39.2	—	21.5	34.1	300.9
Discontinued operations -
Incorporated joint ventures
(Mali)[7]	76.5	55.0	1.8	—	0.2	—	3.5	16.0	1.2
	$1,187.5	$763.7	$267.2	$42.1	$39.4	$—	$25.0	$50.1	$302.1

1 Excludes depreciation expense.

2 Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.

3 Includes depreciation expense relating to Corporate and Exploration and evaluation assets.

4 Includes cash expenditures for Property, plant and equipment, Exploration and evaluation assets and finance lease payments.

5 Closed site costs on Exploration and evaluation properties included in Other expenses.

6 Includes earnings from royalty interests.

7 Net earnings from incorporated joint ventures are included in a separate line in the Consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s CODM to assess its performance and to make resource allocation decisions.

IAMGOLD CORPORATION

2019 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2019